Exhibit 1

Brookfield Asset Management

www.brookfield.com        NYSE/TSX: BAM

Q2 INTERIM REPORT TO SHAREHOLDERS

FOR THE SIX MONTHS ENDED JUNE 30, 2008

	Three months ended June 30		Six months ended June 30
(MILLIONS, EXCEPT PER SHARE AMOUNTS)	2008	2007	2008	2007
Cash flow from operations
Comparable basis (excluding security disposition gain)	$378	$340	$821	$746
– per share	0.62	0.54	1.34	1.21

Total basis (including security disposition gain)	$378	$440	$821	$1,011
– per share	0.62	0.72	1.34	1.65

Net income
– total	$110	$153	$307	$348
– per share	0.17	0.24	0.48	0.55

Letter to Shareholders

OVERVIEW

Cash flow from operations of $378 million in the second quarter exceeded our expectations and the comparable results in the same quarter last year. These strong results are attributable to higher water levels and pricing in our renewable power business, as well as stable growth in our commercial property business. The results were partly offset by lower cash flows in our North American housing and timber operations which are currently affected by weaker consumer markets.

REVIEW OF OPERATIONS

Renewable Power

Our renewable power business had an excellent quarter, with net operating cash flow more than 50% higher than in the corresponding quarter of 2007. The results were driven by a combination of favourable factors. First, markets for most of our electricity generated were strong, with demand positively affected by the warm weather experienced in most north-eastern regions and rising fossil fuel (oil and natural gas) costs, which pushed electricity prices higher. Second, we started the quarter with above-average water storage levels and, combined with very strong inflows from higher precipitation, our generation was 5% above the expected long-term average. Furthermore, water inflows at the current time continue to remain good.

On average, realized prices for our conventional hydro portfolio during the quarter were $79 per megawatt-hour compared to $71 per megawatt-hour in 2007. Most of the increases occurred in our Quebec, New York and New England portfolios. Transferring power between markets also contributed more revenue than last year, capturing higher average spreads.

We closed the purchase of our largest acquisition to date in Brazil, the 156-megawatt Itiquira Energética hydro facility for approximately $400 million. This was financed in part with assumed debt of $115 million and newly issued project debt of $120 million. All power generated by the facility is sold to Copel, the state-owned distribution company of the state of Paraná, under a below-market contract expiring in 2014, at which time we will seek to re-contract the power at higher prices. The acquisition of this facility increases our current renewable energy footprint in Brazil to 470 megawatts, and has already started to contribute to our cash flows on a positive basis.

Work continues on the construction of five hydroelectric plants in Brazil which will add a further 127 megawatts of installed capacity upon completion. Another 16 projects are at an advanced development stage and are expected to add a further 600 megawatts to our installed capacity over the next five years.

Properties

Our commercial property business also performed well. Total operating cash flow was $433 million during the quarter compared to $397 million the year before. Net operating cash flow in North America increased 5% on a same property basis as rents continued to be marked to market, and 9% year-over-year due to these higher rents, and the acquisition of additional properties in 2007. Occupancies in our overall North American office portfolio were 96.2%, with office vacancies in most of our markets still at or near historical lows. We increased our operating returns in virtually all of our North American markets, with virtually no erosion in net effective rents, and increases in some.

Leasing fundamentals remain good in most of our markets, notwithstanding economic weakness in the United States. The energy-related markets of Houston and Calgary are very strong. As expected, government-focused markets remain stable. In Australia, our core office portfolio is well positioned

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to benefit from strong leasing demand. Virtually all of our office properties are fully leased and the occupancy rate across the portfolio remains at 99%, with a weighted-average lease term of 7.3 years. Similarly, at Canary Wharf in London, vacancy rates are low as a result of long-term leases and a tenant base with high credit quality – all factors which should allow us to weather the current softening market conditions in London.

We leased two million square feet of space, or almost 3% of our North American portfolio in the second quarter. Excluding a fixed-rate contractual renewal in Houston, the average net rent on new leases in North America was $31 per square foot. This represents a 36% improvement over the average in-place net rent on the leases which were in place.

Subsequent to quarter end, we sold our 50% interest in the TD Canada Trust Tower, in Toronto, for gross proceeds of C$425 million. The sale price translates to a value of approximately C$721 per square foot. This was a record high for Canada, provides us with capital to redeploy in other higher return investment opportunities, and will enable us to record a meaningful gain in the third quarter of 2008.

We advanced office property developments at Bay Adelaide Centre in Toronto, at Bankers Court in Calgary, and at three projects in the Washington, D.C. area. The concrete core at the 1.2 million square foot, Bay Adelaide Centre is now complete and the curtain wall has been installed up to the 33rd floor. Construction also continued at numerous office properties in Australia, including the American Express and Macquarie Bank Buildings in Sydney. In addition, at the Canary Wharf Estate in London, J.P. Morgan announced a preliminary agreement last week to move their European headquarters to a new property to be developed for them on the Estate.

Our residential operations in the United States performed as expected. The market continues to face the challenges of excess inventory, with declines in new home construction being offset by rising foreclosures. Our activities in other markets are more positive. In Alberta, residential activities have slowed down from last year’s highs, but fundamentals remain favourable, supported by high energy prices and job creation. Business remains healthy in Brazil as it is also enjoying a strong commodity environment. In this market, we acquired a large middle income residential builder to expand the breadth of our operations.

We continued integrating the five major retail properties in São Paulo and Rio de Janeiro purchased in December 2007. These properties are benefiting from the increase in purchasing power of the rapidly growing Brazilian middle class. We also advanced redevelopment of a number of our other properties and completed a strong first quarter of full operations at our newly-renovated 825,000-square-foot Eden Shopping Centre in greater London.

Infrastructure

Net operating cash flow for the electricity transmission business was $27 million for the quarter compared to $15 million in 2007. The growth in cash flow includes payments in respect of the retroactive application of rate base increases in Chile and valuation gains on our Brazilian transmission operations. Excluding these items, our operating results were relatively consistent quarter over quarter, reflecting the stability of the government regulated frameworks and long-term contracts.

Timber sales were impacted by the weak U.S. markets, which resulted in net cash flow of $13 million for the quarter compared to $21 million for the same quarter last year. We have responded by increasing exports to Asian markets and reducing our current harvest levels until higher prices are available for our premium species.

Despite current conditions, we believe high quality timber prices are headed substantially higher over the next 10 years due to a number of industry factors. On the demand side, the increasing interest in bio-fuels, and growing demand for wood products in developing nations such as China, already the largest log importer in the world, are seen as positive. On the supply side, as much as 20% of the current U.S. softwood lumber imports continue to be threatened by the mountain pine beetle in Western Canada, and the increase of Russian tariffs on log exports will also reduce the global supply of lumber.

Lastly, we reached an agreement to sell our directly owned interest in three social infrastructure public-private partnerships (PPPs) – the Royal Melbourne Showgrounds in Melbourne, the Long Bay Forensic Hospital in Sydney, and the Peterborough Hospital in the greater London area – to recently-created Brookfield Infrastructure Partners. While the initial investment is relatively small, we believe that PPP’s can be built into a meaningful business unit for Brookfield Infrastructure Partners.

CAPITAL MANAGEMENT AND FUNDRAISING

The investment market has changed over the past year, in large part due to reduced availability of low-cost, high loan-to-value debt. As we have not typically relied on capital of this nature, are largely capitalized with permanent equity, and have utilized investment grade lower loan to value financings, we have continued to be able to operate our business, more or less unchanged. This is largely because we continue to have access to liquidity from our own balance sheet, as well as our clients, financial partners and the capital markets. Accordingly, we believe we will be able to benefit from opportunities as they arise, because of the breadth of our operating platforms and our capital structure.

One of our guidelines for investing is that we assume that we will own assets forever. As a result, we position our investments

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to withstand times of hardship, which will invariably occur when considering a longer-term horizon. This involves matching our locked-in, long-term revenue streams with long-term, fixed-rate investment grade debt at conservative levels. In addition, we maintain substantial liquidity to ensure we can deal with unforeseen circumstances and invest opportunistically when markets are mispricing long-term asset values. We continue to stress test each of our operations and their capital plans in this regard, and are fortifying our capital resources so that we are in a position to look at major investment opportunities should they arise over the next few years.

The stability of our financial model was demonstrated in the quarter by our ability to complete a number of asset specific financings, most notably the refinancing of our west coast U.S. timber operations for $1 billion with an average life of 7.3 years and a 5.17% coupon. We also completed over $2 billion of property-specific financings, as well as the issue of C$150 million of corporate preferred shares at 5%. Due to our relatively low loan-to-values on assets, and in conjunction with the financial flexibility provided by our capital structure, we believe we are well positioned looking forward.

Our institutional marketing teams, located in New York, Toronto, San Jose, London, Sydney and Hong Kong, are currently working on raising capital for a number of private funds representing an aggregate capital target of approximately $9 billion. During the first half of 2008, we added approximately $2.8 billion of new funds under management, with the close of commitments to our real estate finance fund of approximately $725 million, a Brazil timber fund for $280 million, and approximately $1.8 billion in net new funds for largely distressed fixed-income investing in real estate securities.

BRAZIL OVERVIEW

In light of the growing interest in Brazil from the world’s investment community, we thought that we would highlight for you both our long-time presence in that country and our growth strategy.

A number of years ago, as we expanded our asset management business, we decided to further grow our operations globally. The first country outside North America where we elected to focus our efforts was Brazil. This seemed like a natural choice for many reasons. First, our company’s roots in infrastructure go back to Brazil as we were originally formed over 100 years ago to build the transportation, gas, telephone and electricity distribution systems for the cities of São Paulo and Rio de Janeiro. These early investments were sold many years ago, and since then, our operations have evolved to include property, power and infrastructure businesses similar to our operations in North America and elsewhere. To accomplish this, one of the great advantages we enjoyed at the time was the high quality local management teams which we had worked with over many years, and that provided us with a strong foundation from which to expand.

Today, we are among the largest global managers of property, power and infrastructure assets in Brazil. The scope of our operations covers a broad spectrum of the country as we now have offices in most of the major cities. Our operations encompass over 2,500 direct employees (many others indirectly), employ over US$6 billion of capital, and are funded directly and through a number of established private equity funds, with others currently being marketed to global investors.

Brazil has been undergoing an economic renaissance after many politically and economically turbulent years. In our assessment, the country has all of the necessary prerequisites to become both a major player in agriculture and commodities, and a force in the global economy. Brazil has enormous untapped resource potential and has one of the best arable land positions and climates in the world. The country has approximately 180 million people, and it is a young population with almost 50% of its citizens below the age of twenty-five. Its history of hyper-inflation has instilled in its people a new determination to remain fiscally prudent and conservative. In the last debt crisis, while other countries decided to not honour their liabilities, Brazil chose to repay all of its debts. These policies have served Brazil well in the new emerging economic world, and investors have started to take notice.

The country is reaping the benefits of these policies. Brazil has become an agricultural and commodity superpower and is the number one or number two exporter of most of the top ten agricultural commodities in the world, in addition to its leadership position in the export of iron ore and other minerals. The country is close to becoming a net oil exporter. If it can develop some of its recent promising offshore oil finds, it will be a much larger exporter. Brazil pioneered the use of biofuels by developing its own domestic ethanol industry which is largely free of government subsidies, unlike other countries that artificially support their industries and create enormous economic distortions. The substantial increase in exports has transformed Brazil into a net creditor nation, as its holdings of foreign currency reserves now exceed its foreign denominated debt. This new-found strength was recently recognized by the international credit rating agencies who earlier this year granted Brazil investment-grade credit ratings.

But, as with all developing economies, challenges remain. Some economic observers claim that the country’s expenditures are too large and taxes are too high. The legal system often is still inefficient by Western standards. Nonetheless, we believe that Brazil has found the path for continued economic prosperity and is committed to sound fiscal and monetary policies.

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Our Operations

Our business plan for our Brazilian operations has been to focus where we have strategic advantages, and where we stand to benefit from local trends, in order to realize attractive risk-adjusted investment returns. We are one of the few global asset managers in Brazil with full scale operations in place and operating under North American governance standards. This important competitive advantage has allowed a number of our existing private equity funds to focus their attention on Brazil and we believe that we will be able to successfully launch a number of new funds in the future as the country continues to attract foreign institutional investment capital.

The following is a description of our current areas of focus.

•	Retail Shopping Centres

We currently own and manage 15 retail shopping centres in São Paulo, Rio de Janeiro, Curitiba and Belo Horizonte. These four cities are the top four retail districts in Brazil, including over 50 million people in their greater metropolitan areas. Our portfolio includes some of the best performing regional shopping centres in these major cities, consistent with our focus of owning the highest quality investments available. The current portfolio totals 4.2 million square feet of rentable space with some centres generating sales over US$800 per square foot. We are currently renovating and expanding nine of these centres, and have one new retail centre under construction.

Our strategy is based on our view that the retail industry in Brazil today is undergoing an expansion very similar to that experienced in the U.S. in the 1970s. First, there is an established consumer class that is demanding an enhanced shopping experience. Furthermore, as the Brazilian economy continues to grow, affluence should spread to a rapidly expanding middle class and this should significantly benefit sales per square foot in retail centres. For instance, sales per square foot in our malls were up over 10% in the first half of 2008 – a growth rate significantly higher than in Europe or North America. Compared with most developed countries, Brazilian cities also have enormous population densities that further support higher sales productivity in their malls.

Second, we believe that the conditions are in place for the process of consolidation in the highly fragmented shopping centre industry. As an example of this high degree of fragmentation, we are already one of the top five owners of shopping centres in the country, although our ownership is less than 20 shopping centres out of a total of 400 regional malls across Brazil. The inherent efficiencies of operating and leasing a greater number of malls will contribute to higher returns and drive further consolidation of ownership. In addition, consolidation should attract major foreign retailers to the country with the lure of offering multiple premium locations. It will also allow for the adoption of Western-style advertising, signage, promotion and loyalty schemes that are not widely prevalent today. We believe that a combination of these factors should further increase sales productivity in the Brazilian shopping centre industry and enhance returns on capital invested.

•	Hydroelectric Power Plants

In Brazil, we currently own 29 hydroelectric power plants, with an installed capacity of 470 megawatts, with another further five plants under construction that will add a further 127 megawatts to our installed capacity upon completion. We also have a hydro development pipeline of over 500 megawatts, including 16 projects expected to be constructed over the next few years.

Five years ago, we launched our operations targeting the hydro sector in Brazil, believing that we could apply our industry knowledge and expertise to build a successful power business, with industry fundamentals that would enable us to earn superior returns. As a result of these efforts, we are now the largest owner of small hydro plants in the country and more importantly, we have earned excellent returns in this business, which now represents close to 15% of the cash flows of our global renewable energy business.

We believe that over the next five years, similar to what we are witnessing in North America and Europe, Brazil will experience a shortfall in electricity generation. However, unlike most countries, Brazil is endowed with many undeveloped hydroelectric sites. But, many of these promising opportunities are far from load centres, and capital investment has not been made to expand the country’s transmission infrastructure. Accordingly, the marginal energy supply in the next five years will likely have to come from fossil fuels, resulting in an increase in the market-clearing price of power for all producers. With this backdrop, we intend to continue to grow our business and are well positioned to benefit from these favourable market conditions.

•	Agricultural and Timber Lands

Over the past several years, we accumulated nearly 500,000 acres of agricultural and timber lands, including 350,000 acres of agricultural lands in the States of São Paulo, Mato Grosso, Mato Grosso do Sul and Minas Gerais. These agricultural lands are currently utilized for a variety of agricultural uses including beef production, soybeans and sugarcane. We also purchased over 100,000 acres of timber lands in Santa Catarina, Minas Gerais and Paraná states, focused on growing pine and eucalyptus species.

We are acquiring agricultural land in Brazil because we believe that these lands offer extremely compelling investment characteristics. First, these lands are among the most productive in the world, due to a favourable climate with a mix of abundant sunshine and precipitation extending the growing

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season to almost 365 days a year. Second, these lands can grow sugarcane, a crop that can only be grown in scale in very select regions of the world. Third, relative to the prices paid for less productive agricultural land in North America, these lands can be purchased at substantial discounts.

Our operating strategy is relatively straightforward. We acquire major tracts of land from current owners. After their purchase, we initially utilize them for the production of beef, sometimes for soybeans, but ultimately, like in all of our operations, our goal is to convert the lands to a higher and better use, which in the Brazilian agricultural context currently means planting sugarcane. This crop provides the best immediate returns because sugarcane has a very high calorific content, making it the most attractive economically-proven feedstock in the production of ethanol. Not widely appreciated however, is that raw sugarcane can only be transported for a very short distance as it must be crushed and processed into ethanol within a very limited period of time.

Our land acquisition strategy has been to acquire enough lands to enable major sugarcane crushing facilities to locate on or near our lands. We then negotiate long-term land leases with producers, or negotiate market-based supply contracts with them. Ethanol producers subsequently invest large sums in the capital equipment and working capital for a plant, creating employment and economic activity in the region, which in turn leads to increases in the value of our lands.

For example, one of the largest sugarcane crushing facilities in the world is currently under construction adjacent to one of our land clusters, in the State of São Paulo. This facility will be capable of producing 600 million litres of ethanol annually and will employ directly and indirectly close to 6,000 people. We own nearly 35,000 acres of land surrounding the facility, some of which is leased to the owner of the ethanol facility on a long-term basis. Once the plant is fully operational, we anticipate a significant increase in the value of our lands despite the fact that they are located in what was previously a sparsely populated rural area.

We also believe that timber lands located in Brazil represent tremendous value and potential relative to timber lands on a global basis. Brazil timber lands benefit from some of the most attractive growing conditions in the world (some trees in Brazil grow to maturity in six years versus approximately 40 years in northern climates). On the demand side, the Brazilian pulp and paper industry, which has many natural production advantages over its competitors in other regions of the world, is a growing consumer of wood fibre. As a result, we believe that Brazilian timber lands can generate strong risk adjusted returns on capital for investors, and we are therefore planning on further expanding these operations.

•	Urban Residential and Commercial Development

Through our 61% ownership of Brascan Residential Properties, our real estate development company listed on the Bovespa exchange, we own one of the largest land banks of urban residential and commercial development sites in Brazil. Our portfolio includes density rights for the construction of 62 million square feet of residential single-family and condominium towers, office properties and mixed-use properties.

Most of these lands are converted by us to condominiums, single-family homes or offices and then sold, but given changes in financing markets, we are considering keeping ownership of selected office properties and leasing them like we do in our office property operations in North America, Europe and Australasia. This has historically not been the norm in Brazil for various reasons, but we believe it presents a significant opportunity for us.

The market for residential home construction is benefiting from higher consumer affluence and the advent of longer term mortgage financing, now becoming widely available in Brazil for residential home purchases. We believe these two factors will continue to drive the growth of the residential homebuilding business.

Our operations in Brazil have become an important contributor to our company. We believe that the fundamentals for the country are positive, and with the solid operating base we have established, we hope to further build on the momentum for the benefit of our investment partners and shareholders.

SUMMARY

In summary, we made continued progress during the second quarter. Our operating results were solid, reflecting the sustainable cash flows produced by our high quality assets. We continue to execute the strategies we have deployed for many years in our operations, raise capital for these strategies in the institutional marketplace, and add to our operations when attractive opportunities arise.

As always, thank you for your support. Please do not hesitate to contact any of us should you have suggestions, questions, comments or ideas.

J. Bruce Flatt

Senior Managing Partner & CEO

August 8, 2008

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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Interim Report, including the letter to Shareholders and MD&A, contains forward-looking information within the meaning of Canadian provincial securities laws and other “forward-looking statements”, within the meaning of certain securities laws including Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. We may make such statements in this report, in other filings with Canadian regulators or the SEC or in other communications. These forward-looking statements include among others, statements with respect to sustainability of cash flows within our operations, our ability to withstand negative market conditions, future timber prices, our outlook for Brookfield Infrastructure’s PPP business, our outlook for the Brazilian economy and our ability to take advantage of growth opportunities in that country, future demand for electricity in Brazil, our ability to re-contract power at higher prices, our ability to manage our office property portfolios and tenant relationships to increase yields and gains, our views on the intrinsic value of our power assets, commencement and completion of construction at our development properties, production goals, availability of and our ability to capitalize on investment opportunities, making acquisitions, our views on the North American economy and the economies of major developing countries, performance and rate of recovery of financial markets, the continued emergence of sugar-based ethanol as a fuel alternative, our views on electricity prices, our ability to capture higher market prices for our renewable power generation business, potential cash flow from our renewable power business, our growth expectations of the businesses we acquired in 2007, long-term returns on development opportunities, performance returns on, and cash flows from, our funds, expansion of our power generation business, increases in demand for “clean” sources of electricity, costs of and demand for competing forms of power generation and our ability to benefit from such demand, power generation operating levels for 2008, power generation revenues from existing contracts through 2012, the ability of Brookfield Infrastructure to provide us with an additional source of capital to fund additional growth in the infrastructure sector, returns from our real estate opportunity investment funds, residential housing conditions in the United States, projected launchings and sales of a recently acquired residential operation in Brazil, future costs and margins, loan refinancing plans, our ability to restructure ownership of Longview Fibre, expected growth in infrastructure transmission returns, outlook for our asset management activities, office property sector, power operations, infrastructure operations, and specialty fund operations, expected decreased demand and pricing for timber due to weakness in the U.S. homebuilding sector, impact of interest rates and the value of various currencies against the U.S. dollar on our operations, our ability to meet ongoing performance objectives with respect to cash flow growth and value creation and other statements with respect to our beliefs, outlooks, plans, expectations, and intentions.

The words “believe”, “planning”, “growing”, “execute”, “lead”, “able”, “typically”, “expect”, “potentially”, “principally”, “tend”, “primarily”, “represent”, “anticipate”, “position”, “intend”, “estimate”, “expanding”, “endeavour”, “promising”, “seeking”, “often”, “projected”, “continue”, “expand”, “maintain”, and derivations thereof, and other expressions of similar import, or the negative variations thereof, and similar expressions of future or conditional verbs such as “may”, “will”, “should”, “likely”, “would” , “can”, or “could” are predictions of or indicate future events, trends or prospects and which do not relate to historical matters or identify forward-looking statements. Although Brookfield believes that the anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include: economic and financial conditions in the countries in which we do business; the behaviour of financial markets, including fluctuations in interest and exchange rates; availability of equity and debt financing; strategic actions including dispositions; the ability to effectively integrate acquisitions into existing operations and the ability to attain expected benefits; the company’s continued ability to attract institutional partners to its Specialty Investment Funds; adverse hydrology conditions; regulatory and political factors within the countries in which the company operates; acts of God, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments including terrorist acts; and other risks and factors detailed from time to time in the company’s form 40-F filed with the Securities and Exchange Commission as well as other documents filed by the company with the securities regulators in Canada and the United States including in the Annual Information Form under the heading “Business Environment and Risks”.

We caution that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to Brookfield, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as may be required by law, the company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

CAUTIONARY STATEMENT REGARDING USE OF NON-GAAP ACCOUNTING MEASURES

This Interim Report and accompanying consolidated financial statements make reference to cash flow from operations on a total and per share basis. Management uses cash flow from operations as a key measure to evaluate performance and to determine the underlying value of its businesses. The consolidated statements of cash flow from operations provides a full reconciliation between this measure and net income. Readers are encouraged to consider both measures in assessing Brookfield’s results. Operating cash flow is a non-GAAP measure and differs from net income, and may differ from definitions of operating cash flow used by other companies. We define operating cash flow as net income prior to such items as depreciation and amortization, future income tax expense and certain non-cash items that in our view are not reflective of the underlying operations.

BUSINESS ENVIRONMENT AND RISKS

Factors that impact Brookfield’s financial results include: the performance of each of our operations and various external factors influencing the specific sectors and geographic locations in which we operate; macro-economic factors such as economic growth, changes in currency, inflation and interest rates; regulatory requirements and initiatives; and litigation and claims that arise in the normal course of business. These and other factors are described in our annual report and our annual information form, both of which are available on our web site and at www.sedar.com.

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Management’s Discussion and Analysis of Financial Results

PART 1 – INTRODUCTION

The information in this Management’s Discussion and Analysis of Financial Results (“MD&A”) should be read in conjunction with the most recently issued Annual Report of the company. Additional information, including the company’s Annual Information Form, is available on the Corporation’s web site at www.brookfield.com and on SEDAR’s web site at www.sedar.com.

BUSINESS OVERVIEW

Brookfield is a global asset management company, with a primary focus on property, power and infrastructure assets. We have established leading operating platforms in these sectors and, through them, own and manage a broad portfolio of high quality assets that generate long-term cash flows and opportunities for value creation for us and our partners. We create value for our shareholders by increasing, over time, the cash flows generated by managing these assets for our partners as well as from the capital that we have invested alongside them. Part 3 of the MD&A in our 2007 Annual Report describes our Business Strategy in further detail.

BASIS OF PRESENTATION

We have organized the Interim Report on a basis that is consistent with how we operate the business. We organize our activities into a Corporate Group and individual Operating Platforms which focus on specific business segments. These platforms include commercial properties, renewable power generation, infrastructure, development and other properties, specialty funds and advisory services.

We make a distinction within our operating platforms between Asset Management and Operations. We characterize Asset Management as including, among other things: strategic oversight, investment analysis, capital allocation and advisory and other specialized services such as investment banking, facilities management and property leasing. Operations represent the balance of activities directly associated with the underlying businesses. Accordingly, we segregate our financial results between Asset Management (i.e. what we earn as the manager of the assets or operations) and Operations (i.e. what we earn as an investor in the assets or operations). We also segregate our financial results and our assets, liabilities and capital by Operating Platform.

The segmented results of our asset management activities include revenues from third party clients as well as revenues earned by us in respect of the capital we have invested in established funds or business units, which are otherwise eliminated in our consolidated financial statements. For the balance of our capital that is invested directly in similar assets, we notionally attribute an asset management charge to the operations by applying a percentage fee to their estimated value. While this attribution is currently an internal allocation between the asset management segment and the operations, we intend to establish most of these operations as externally managed entities over time, which will replace this notional attribution with contractual cash flows from both third parties and ourselves and provide us with additional capital to expand our operating platforms in the process. We do this in order to present our results and margins on a consistent and more meaningful basis.

We present invested capital and operating cash flows on a “total” basis, which is similar to our consolidated financial statements and a “net” basis which represents our pro rata interest in the underlying net assets and cash flows. The net basis, with the exception of the operations of Brookfield Properties Corporation (“Brookfield Properties”), is presented on a deconsolidated basis

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meaning that assets are presented net of associated liabilities and non-controlling interests. Similarly, cash flows are presented net of carrying charges associated with related liabilities and cash flow attributable to related non-controlling interests such as minority shareholders and investment partners. Net invested capital and net operating cash flows, in our view, represent a more consistently comparable basis of presentation than our consolidated financial statements which include our operations under various methods, including equity accounting, proportional consolidation and full consolidation. Please refer to Part 3 of the MD&A in our 2007 Annual Report which includes a description of our financial measures and a glossary of terms.

We provide reconciliations between the basis of presentation in the Interim and our consolidated financial statements. In particular, we reconcile operating cash flow and net income on page 29. The tables on pages 40 to 42 provide a reconciliation between our consolidated financial statements and basis of presentation used herein.

Unless the context indicates otherwise, references in this Interim Report to the “Corporation” refer to Brookfield Asset Management Inc., and references to “Brookfield” or “the company” refer to the Corporation and its direct and indirect subsidiaries and consolidated entities. All financial data included in the Interim Report has been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and specified non-GAAP measures unless otherwise noted. All figures are presented in U.S. dollars, unless otherwise noted.

Brian D. Lawson	Sachin G. Shah
Senior Managing Partner and Chief Financial Officer	Senior Vice President, Finance

August 8, 2008

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PART 2 – PERFORMANCE REVIEW

SUMMARY

In this section we review our performance during the second quarter of 2008, our financial position at quarter end and our outlook for the balance of the year. Further details on our operations and financial position are contained within our most recent Annual Report.

Operating cash flow totalled $378 million during the second quarter of 2008. In 2007 we recorded $340 million on a comparable basis, or $440 million including a security disposition gain of $100 million ($0.17 per share). Excluding this item, operating cash flows increased by 13% on a per share basis.

	Three months ended June 30		Six months ended June 30
(MILLIONS, EXCEPT PER SHARE AMOUNTS)	2008	2007	2008	2007
Cash flow from operations
Comparable basis (excluding security disposition gain)	$378	$340	$821	$746
– per share	0.62	0.55	1.34	1.22
Total basis (including security disposition gain)	$378	$440	$821	$1,011
– per share	0.62	0.72	1.34	1.65

We recorded improved results across most of our operating platforms, particularly in our power generation group which benefited from strong water levels and higher realized prices, as well as our commercial office property business, which experienced continued growth in cash flows due to increases in rents and the contribution from acquired properties. This more than offset the impact of weakness in the U.S. markets on our residential business and timberland operations. Our asset management activities also demonstrated continued growth in fee income due to a higher level of invested capital and funds under management.

We continue to have a substantial amount of capital invested in promising development opportunities that we expect will generate attractive long-term returns but, as we have observed in previous shareholder letters, result in lower current returns. This has impacted the current quarter, restraining cash flow growth over prior quarters.

The following table presents net income for the past two periods determined in accordance with Canadian GAAP. We utilize operating cash flow, as opposed to net income, as our preferred metric in assessing the performance of our business. Nevertheless we recognize the importance of net income as a key measure for many users and provide a full discussion of our net income and a reconciliation to operating cash flow.

	Three months ended June 30		Six months ended June 30
(MILLIONS, EXCEPT PER SHARE AMOUNTS )	2008	2007	2008	2007
Net income
– total	$110	$153	$307	$348
– per share	0.17	0.24	0.48	0.55

Net income was $110 million compared with $153 million in the comparable quarter last year. The decrease reflects the variances in operating cash flow noted above, offset by non-cash charges such as depreciation on recently acquired assets and mark-to-market adjustments on hedging or forward sale arrangements in which the offsetting assets or revenue streams cannot be revalued for accounting purposes. We reconcile net income to operating cash flow on page 29, and describe these non-cash charges on pages 30 and 31.

Segmented Operating Results

The following table presents our operating cash flows for the second quarter of 2008 and 2007 on a segmented basis. The results are classified by operating platform and net operating cash flows are separated between those attributable to our asset management activities and those generated from the capital invested by us in our operating platforms.

As discussed under Basis of Presentation, total operating cash flows are presented on a consolidated basis similar to our consolidated financial statements, where net operating cash flows represent the cash flow attributable to our net investment in each segment and is net of interest expense and co-investor interests.

Brookfield Asset Management  |  Q2 /2008 INTERIM REPORT         9

	Total Operating Cash Flow		Net Operating Cash Flow
	2008	2007	2008			2007

FOR THE THREE MONTHS ENDED JUNE 30 (MILLIONS)			Asset Management	Operations	Total	Asset Management	Operations	Total
Asset management income	$113	$95
Operating platforms
Commercial properties	433	397	$126	$112	$238	$85	$126	$211
Power generation	264	170	18	125	143	17	66	83
Infrastructure	95	119	11	33	44	9	30	39
Development and other properties	113	115	6	96	102	6	77	83
Specialty funds	121	60	16	64	80	39	32	71
Advisory services	—	—	18	—	18	14	—	14
Private equity investments	59	71	—	51	51	—	53	53
Total operating platforms	1,085	932	195	481	676	170	384	554
Cash and financial assets	36	172	—	30	30	—	168	168
	1,234	1,199	195	511	706	170	552	722
Unallocated expenses
Financing	(475)	(424)	—	(84)	(84)	—	(69)	(69)
Operating costs	(148)	(105)	(85)	(56)	(141)	(61)	(33)	(94)
Current income taxes	(21)	(26)	—	(1)	(1)	—	(10)	(10)
Non-controlling interests in consolidated operations	(212)	(204)	(15)	(87)	(102)	(17)	(92)	(109)
Net operating cash flow	$378	$440	$95	$283	$378	$92	$348	$440

Two transactions occurred during 2007 that gave rise to meaningful variances between the 2008 and 2007 quarters. The most significant was our acquisition of Multiplex, which closed in the fourth quarter of 2007. This transaction increased the amount of capital deployed in commercial properties and the associated operating cash flows, as well as the amount of capital invested in development activities compared to the second quarter of 2007.

The second major transaction was the partial disposition of a large exchangeable debenture position in the second quarter of 2007, which gave rise to a $100 million disposition gain that is included in the contribution from cash and financial assets for that period.

Total operating cash flows from asset management activities, which include only third party revenues totalled $113 million during the period compared to $95 million in 2007. Net operating cash flow from these activities, which also include base management fees and performance returns in respect of our capital, was $95 million during 2008 compared with $92 million in 2007. The net segment results are comprised of $195 million in total revenues (consisting of the $113 million of third party revenues and $82 million in respect of our capital) less $85 million of operating expenses and $15 million of the net cash flows that are attributable to co-investors.

Operating platforms contributed total operating cash flows of $1,085 million, representing an increase of 16% over 2007, due to increases in commercial office and power generation cash flows and gains within our specialty fund activities. On a net capital basis, operating platforms contributed $481 million excluding the cash flows attributed to asset management activities prior to unallocated costs, representing an increase of 25% over 2007. We discuss these results in greater detail in the Operating Platforms Section beginning on page 13.

Our cash and financial assets and other activities contributed total operating cash flow of $36 million (net – $30 million) compared to $172 million in 2007 (net – $168 million). The 2007 period included a large security disposition gain of $100 million.

Financing costs increased due to the expansion of our business activities and the commensurate increase in our capitalization. The total cash flows include financing costs incurred by partially owned entities whereas the net cash flows relate solely to our corporate obligations.

The increase in unallocated operating costs reflects the expansion in our operating platforms including the increased level of activity devoted to the development of new operating platforms and the expansion of our asset management capabilities.

10        Brookfield Asset Management  |  Q2 /2008 INTERIM REPORT

Non-controlling interests in cash flows declined on a net basis due to lower cash flows generated by partially owned residential property operations and a lower level of disposition gains within consolidated funds.

Overview of Asset Management Results

The following table summarizes asset management income and fees generated for the past two years. “Total” represents fee income generated by the assets and capital under management on a 100% basis, including amounts attributed to the capital we have invested in established funds with co-investors as well as assets that are held directly by Brookfield, whereas “Third Party” amounts represent fees and performance returns earned by us in respect of the assets and capital managed on behalf of our investment partners.

The following table sets out the key components of revenues from asset management activities:

	Total		Third Party
FOR THE THREE MONTHS ENDED JUNE 30 (MILLIONS)	2008	2007	2008	2007
Base management fees	$112	$93	$33	$23
Performance returns	4	3	1	2
Transaction fees	—	17	—	16
Property services	76	49	76	46
Investment banking	3	8	3	8
	195	170	113	95
Direct operating costs	(85)	(61)	—	—
Non-controlling interests in consolidated operations	(15)	(17)	—	—
	$95	$92	$113	$95

Base management fees recorded during the quarter totalled $112 million (2007 – $93 million), and included fees of $33 million (2007 – $23 million) earned from third-party investors, $12 million (2007 – $7 million) from the capital that we have invested in existing funds and $67 million (2007 – $63 million) attributed to assets that are not held in existing funds. The increase is due to new funds added since the beginning of 2007.

The level of annualized base management fees is a key measure in assessing the growth of our business. As at June 30, 2008, annualized base management fees on all existing funds and assets under management from third parties was $130 million (December 31,2007 – $120 million).

Transaction fees include investment fees earned in respect of financing activities and include commitment fees, work fees and exit fees.

Property services fees include property and facilities management, leasing and project management and a range of real estate services. The increase reflects a higher level of activity within our facilities management operations and the newly acquired Australian operations. We provide specialized investment banking services in North America and Brazil.

Direct operating costs increased by $24 million, of which $22 million is attributable to the Australian fund management business. Non-controlling interests represent the 49% interest of Brookfield Properties’ shareholders in the asset management activities conducted by that company.

The level of performance returns recorded in our results continues to be modest because they tend to materialize later in the life cycle of a fund and because we have elected to follow accounting guidelines that defer recognition in our financial statements. Performance returns on established funds that we believe had accumulated as at December 31, 2007, but were not included in our reported results totalled $355 million, of which $138 million relate to fund party investors and the balance is in respect of our investment in the funds.

We estimate that approximately $29 million of direct expenses will arise on the realization of these returns. The average period of time over which these accumulated returns may be realized is six years, based on the terms of the relevant contracts. We expect that the ultimate receipt of these amounts will not result in any meaningful cash taxes based on our current tax profile.

We will provide an updated estimate of these returns with our annual results, as we do not believe that fluctuations in these amounts are meaningful on a quarter-by-quarter basis. Nonetheless, we estimate that accumulated returns have declined in the first half of 2008 due to lower asset valuations in certain of our funds but not to a material extent.

Brookfield Asset Management  |  Q2 /2008 INTERIM REPORT         11

Assets Under Management and Invested Capital

The following table presents the book values of total assets under management at the end of June 30, 2008 and December 31, 2007, including our interests and those of our co-investors, capital commitments by our co-investors, and Brookfield’s invested capital measured in terms of consolidated assets and net invested capital.

	Total Assets Under Management		Co-investor Commitments [1]		Brookfield Invested Capital
					Consolidated Assets		Net Invested
	June 30	Dec. 31	June 30	Dec. 31	June 30	Dec. 31	June 30	Dec. 31
(MILLIONS)	2008	2007	2008	2007	2008	2007	2008	2007
Operating platforms
Commercial properties	$28,486	$30,750	$3,052	$2,898	$22,993	$25,315	$4,785	$4,803
Power generation	7,395	6,802	—	—	7,395	6,802	1,560	1,425
Infrastructure	6,826	6,755	2,136	1,192	4,536	4,435	1,451	1,645
Development and other properties	11,692	9,081	395	359	11,692	9,081	4,145	3,541
Specialty funds	5,976	7,487	3,651	3,547	4,465	2,736	1,163	1,137
Advisory services	26,126	26,237	26,126	26,237	—	—	—	—
	86,501	87,112	35,360	34,233	51,081	48,369	13,104	12,551
Private equity investments	3,619	3,851	—	—	3,619	3,851	1,210	1,336
Cash and financial assets	1,679	1,367	—	—	1,679	1,367	1,148	867
Other assets	3,207	2,010	—	—	3,207	2,010	3,207	2,010
	$95,006	$94,340	$35,360	$34,233	$59,586	$55,597	$18,669	$16,764
1	Includes incremental co-investment capital

Assets under management and net invested capital were largely unchanged during the quarter. Co-investor commitments increased by $1,127 million during the year due to the formation of Brookfield Infrastructure Partners L.P., a Brazil timber fund and additional commitments to our second real estate finance fund.

12        Brookfield Asset Management  |  Q2 /2008 INTERIM REPORT

OPERATING PLATFORMS

Commercial Properties

The following table summarizes the total net operating cash flows contributed by our commercial property operations:

	Total Operating Cash Flow		Net Operating Cash Flow
			2008			2007
FOR THE THREE MONTHS ENDED JUNE 30 (MILLIONS)	2008	2007	Asset Management	Operations	Total Platform	Asset Management	Operations	Total Platform

Office properties	$408	$387	$—	$159	$159	$—	$160	$160
Retail properties	25	10	—	(3)	(3)	—	4	4
	433	397	—	156	156	—	164	164
Asset management and property services [1]	—	—	126	(44)	82	85	(38)	47
	$433	$397	$126	$112	$238	$85	$126	$211
1	Prior to operating costs

Property operations contributed total operating cash flow of $433 million in 2008 (2007 – $397 million). The increase is due to higher rents at existing properties and the acquisition of additional properties in late 2007, offset by lower disposition gains. Net operating cash flow, which reflects financing costs and co-investor interests, was $238 million (2007 – $211 million) and includes net cash flow of $156 million in 2008 attributed to operations (2007 – $164 million) and $82 million attributed to asset management activities (2007 – $47 million). Cash flow from operating assets in the 2008 quarter reflects the variances in total cash flow as well as a higher level of interest expense on acquired assets and a higher level of debt on existing assets. Asset management results increased due to the higher level of invested capital as well as the addition of property services and fund management activities in Australia.

The following table summarizes assets under management and invested capital in our commercial property operations:

	Total Assets Under		Co-investor		Brookfield Invested Capital
	Management		Commitments		Consolidated		Net Invested Capital
	June 30	Dec. 31	June 30	Dec. 31	June 30	Dec. 31	June 30	Dec. 31
(MILLIONS)	2008	2007	2008	2007	2008	2007	2008	2007
Office properties	$26,571	$29,052	$2,442	$2,298	$21,078	$23,617	$4,677	$4,700
Retail properties	1,915	1,698	610	600	1,915	1,698	108	103
	$28,486	$30,750	$3,052	$2,898	$22,993	$25,315	$4,785	$4,803

Net invested capital in commercial properties decreased slightly during the first half of 2008. Assets under management and consolidated assets within our office property business both decreased by approximately $2.5 billion due largely to the reallocation of working capital and non-operating balances assumed within our purchase of an Australian business in late 2007 to other business units. This represents further refinement of the capital deployed within each business unit as we integrate this business. This re-allocation had no impact on co-investor commitments and minimal impact on net invested capital due to the reallocation of associated working capital liabilities.

Office Properties

The following table shows the sources of operating cash flow by geographic region:

	Operating Cash Flow
	2008				2007
FOR THE THREE MONTHS ENDED JUNE 30 (MILLIONS)	Total	Interest Expense	Co-investor Interests	Net	Total	Interest Expense	Co-investor Interests	Net
North America	$340	$182	$14	$144	$380	$179	$45	$156
Australasia	58	44	—	14	—	—	—	—
Europe	10	9	—	1	7	3	—	4
	$408	$235	$14	$159	$387	$182	$45	$160

Total operating cash flow increased by $21 million or 5% over 2007 due primarily to the acquisition of a large commercial office portfolio in late 2007 and increased contribution from existing property interests. The acquisition was partially funded with property-

Brookfield Asset Management  |  Q2 /2008 INTERIM REPORT         13

specific debt and co-investor capital, which contributed towards an increase in interest expense. After taking these items into consideration, net operating cash flows decreased by $1 million.

The following table sets out the variances in operating cash flows:

FOR THE THREE MONTHS ENDED JUNE 30 (MILLIONS )	2008	2007	Variance
Existing properties	$336	$321	$15
Acquired properties	72	4	68
Disposition gains	—	62	(62)
Total operating cash flow	408	387	21
Interest expense	(235)	(182)	(53)
Co-investors’ interests	(14)	(45)	31
Net operating cash flow	$159	$160	$(1)

We achieved growth in operating cash flow from existing properties of $15 million or 5%, due to new leasing in the favourable market conditions which existed in the first half of 2008. Average in-place net rents across the North American portfolio have increased to $23 from $22 at the end of comparable quarter and we also have benefited from favourable currency appreciation. In Australia, average in place rents are $47 per square feet, approximately 12% below market rents. Leasing fundamentals remain strong in most of our markets, notwithstanding economic weakness in the United States, notably financial centres. We continue to manage our portfolios and tenant relationships on a proactive basis, which can lead to opportunities to re-lease space for increased yields and gains.

We leased 3.0 million square feet in our North American portfolio during the first six months of 2008 (2.0 million square feet in the second quarter) at an average net rent of $29 per square foot. This included 1.6 million square feet of new leases and 1.4 million square feet of expiring leases which had an average net rent of $21 per square foot. Excluding a fixed-rate contractual renewal in Houston, the average renewal rate was $31 per square foot. Our North American portfolio occupancy rate at the end of the quarter was 96.2%. In Australia, our portfolio occupancy remains at 99% with an average lease term of over seven years.

We acquired a major portfolio in Australia in late 2007 which contributed total operating cash flow of $58 million and net operating cash flows of $14 million after deducting interest expenses and co-investor interests.

The 2007 results include $62 million of disposition gains on the sale of properties in Toronto and Washington, $30 million net of fund specific minority interest.

In July 2008, we completed the sale of our 50% interest in the TD Canada Trust Tower in Toronto to our partner for gross proceeds of C$425 million. The sale proceeds reflect a significant premium over our carrying value and is representative of the value that office properties such as this continue to attract. The gain on this disposition will be recorded in our third quarter results.

Borrowing costs increased by $53 million over 2007. The Australian portfolio gave rise to $44 million of expenses in the second quarter of 2008. Co-investor interests in 2007 included $32 million related to the disposition gains recorded in that quarter. Borrowing costs associated with existing properties increased as a result of refinancing underlevered properties at attractive yields which reduced net operating cash flow but improved return on capital.

Retail

The acquisition of properties within our retail fund resulted in increases in assets under management, consolidated assets and net invested capital since the second quarter of 2007, although balances are unchanged since year-end. Co-investor commitments remained unchanged during the quarter, and the fund is now virtually fully invested.

Total operating cash flows increased to $25 million for the second quarter of 2008 compared to $10 million in 2007. The increase reflects the acquisition of a 1.7 million square foot portfolio of high quality properties in late 2007, all which were in São Paulo and Rio de Janeiro.

The properties acquired by the Brazil retail fund contain a number of development opportunities which are expected to generate substantial value over the long-term but will restrain current returns in the near term. Net operating cash outflow is $3 million for the current quarter, as the increase in total operating cash flows was offset by interest costs on acquisition debt, and integration costs.

14        Brookfield Asset Management  |  Q2 /2008 INTERIM REPORT

Asset Management – Commercial Properties

	2008			2007
FOR THE THREE MONTHS ENDED JUNE 30 (MILLIONS)	Total	Operations	Third Party	Total	Operations	Third Party
Asset management	$50	$(44)	$6	$39	$(38)	$1
Property services	76	—	76	46	—	46
	$126	$(44)	$82	$85	$(38)	$47

Fees from third-party clients increased to $82 million in 2008 compared to $47 million in 2007 due to the addition of externally managed funds and property services businesses in Australia and Europe in late 2007. Total fees attributed to our investment in our commercial property operations increased by $6 million to $44 million, reflecting the higher level of capital that we have invested in new funds and directly held assets.

Renewable Power Generation

We own one of the largest privately held hydroelectric power generating portfolios in the world. Our operations are diversified throughout 63 river systems in the U.S., Canada and Brazil. We have increased our generation capacity by 150% over the past five years and intend to continue to expand our business through acquisitions and development initiatives. Hydroelectric power generation benefits from low operating costs, requires no fossil fuels and has negligible carbon emissions. Accordingly, we believe that our business is well positioned to benefit in both the near term and long term and that demand for “clean” sources of electricity and the costs of competing forms of generation will continue to increase.

The following table summarizes the net operating cash flow generated by our power generating operations during the second quarter of 2008 and 2007:

	Total Operating Cash Flow		Net Operating Cash Flow
			2008			2007
FOR THE THREE MONTHS ENDED JUNE 30 (MILLIONS)	2008	2007	Asset Management	Operations	Total Platform	Asset Management	Operations	Total Platform
Renewable power generation	$264	$170	$—	$143	$143	$—	$83	$83
Asset management	—	—	18	(18)	—	17	(17)	—
	$264	$170	$18	$125	$143	$17	$66	$83

The net operating cash flow from our power operations increased to $143 million during the second quarter of 2008. Total operating cash flows increased to $264 million from $170 million due to a combination of higher realized prices and increased generation levels, which are discussed in more detail later in this section. This increase was partially offset by higher financing costs and co-investor interests, reflecting the increasing scale of our operations and the higher level of profitability which is in turn shared with our co-investors.

The following table sets out installed capacity and development projects as at June 30,2008:

		June 30	March 31	Dec. 31
(MEGAWATTS)		2008	2008	2007
Installed capacity
Hydroelectric generation		3,087	2,930	2,887
Wind energy		189	189	189
Pumped storage		600	600	600
Co-generation		215	215	215
		4,091	3,934	3,891
Development projects
Hydroelectric	– under construction	137	137	137
	– advanced stage	368	368	368
Wind energy	– advanced stage	210	210	210
		715	715	715

In the quarter, we completed the acquisition of a 156 megawatt hydro facility in Brazil at a total cost of $400 million, bringing total installed capacity to 4,091 megawatts at June 30, 2008. In addition, we have six hydroelectric facilities under construction that will

Brookfield Asset Management  |  Q2 /2008 INTERIM REPORT         15

expand our capacity by a further 137 megawatts at a total projected cost of $350 million and advanced stage developments totalling 578 megawatts of additional installed capacity.

As shown in the following table, the carrying values of our hydroelectric assets increased to $4.8 billion at the end of the second quarter from $4.3 billion at year end reflecting acquisition and development activity, offset by accounting depreciation. Net invested capital did not change significantly as acquisitions were funded with a combination of assumed debt, new project debt and cash on hand.

	Total Assets Under		Co-investor		Brookfield Invested Capital
	Management		Commitments		Consolidated Assets		Net Invested
	June 30	Dec. 31	June 30	Dec. 31	June 30	Dec. 31	June 30	Dec. 31
(MILLIONS)	2008	2007	2008	2007	2008	2007	2008	2007
Hydroelectric generation	$4,802	$4,299	$—	$—	$4,802	$4,299	$4,802	$4,299
Wind, pumped storage and cogeneration	558	602	—	—	558	602	558	602
Development	315	236	—	—	315	236	315	236
	5,675	5,137	—	—	5,675	5,137	5,675	5,137
Cash and financial assets	562	784			562	784	562	784
Working capital	1,158	881			1,158	881	48	2
Property-specific and subsidiary debt							(4,476)	(4,285)
Co-investors’ interests							(249)	(213)
	$7,395	$6,802	$—	$—	$7,395	$6,802	$1,560	$1,425

We believe the intrinsic value of our power assets is much higher than the book value because the assets have either been acquired at attractive prices or held for many years and therefore depreciated for accounting purposes which, in our view, is inconsistent with the nature of hydroelectric generating assets. We have also been successful in acquiring, developing and upgrading many of our facilities in an environment of rising fossil fuel prices, which have resulted in significantly expanded operating margins for hydroelectric facilities. This is demonstrated by the level of property-specific and subsidiary debt which, while appearing high compared to the book values, is almost entirely investment grade and relatively conservative compared to the economic value of the facilities and the strength and growth potential of the cash flows.

The following table summarizes the total and net operating cash flows contributed by our power generating operations:

	Total Operating Cash Flow		Net Operating Cash Flow
FOR THE THREE MONTHS ENDED JUNE 30 (MILLIONS )	2008	2007	2008	2007	Variance
Hydroelectric generation
North America
United States	$119	$93	$119	$93	$26
Canada	85	44	85	44	41
Brazil	36	17	36	17	19
Total hydroelectric generation	240	154	240	154	86
Wind energy	9	6	9	6	3
Co-generation and pumped storage	15	10	15	10	5
Total other generation	24	16	24	16	8
Total operating cash flows	264	170	264	170	94
Other expenses			(11)	(3)	(8)
Interest expenses			(82)	(69)	(13)
Non-controlling interests			(28)	(15)	(13)
Operating cash flow	$264	$170	$143	$83	$60

Hydroelectric generation contributed $86 million to the increase in total operating cash flows, due to higher realized prices and increased generation. Net operating cash flows, which reflect interest expense and co-investor interests, were $143 million in the quarter, compared to $83 million in 2007. The increased interest expense reflects financings completed since the first quarter of 2007 and the impact of currency fluctuations on non-U.S. financings relative to the second quarter of 2007. In addition, the increased profitability led to a higher level of cash flow being attributed to non-controlling interests.

16        Brookfield Asset Management  |  Q2 /2008 INTERIM REPORT

Realized Prices and Operating Margins

The following table illustrates revenues and operating costs for our hydroelectric facilities:

	2008				2007
THREE MONTHS ENDED JUNE 30 (GWH AND $ MILLIONS)	Actual Production	Realized Revenues	Operating Costs	Operating Cash Flows	Actual Production	Realized Revenues	Operating Costs	Operating Cash Flows
Ontario	894	$62	$13	$49	405	$32	$10	$22
Quebec	530	39	7	32	400	22	5	17
New England	404	24	8	16	403	20	8	12
New York	1,046	76	20	56	990	60	20	40
Other	1,099	112	25	87	786	79	16	63
Total	3,973	$313	$73	$240	2,984	$213	$59	$154
Per MWh		$79	$19	$60		$71	$20	$51

Realized prices from our hydro portfolio increased by 11% over 2007 levels to $79 per megawatt hour (“MWh”). Spot prices were higher in the second quarter throughout most of our operations, although the impact on our cash flows is moderated by our policy of forward selling most of our generation to stabilize our revenue streams. The table on page 18 sets out the maturity profile of our contracts and provides an indication of our participation in changes in energy prices over time. We also generated a higher proportion of our power in higher priced regions and benefited from higher currency levels in Canada and Brazil relative to the second quarter of 2007. Our ability to capture peak pricing and sell other energy products, such as capacity, also contributes to higher realized prices. Operating costs declined on a per megawatt basis reflecting increased utilization, offset in part by the impact of a higher Canadian dollar on our Canadian operations.

The contribution from our non-hydro facilities is set forth in the following table. Cash flows increased as higher realized prices at our co-generation and pumped storage facilities offset lower generation levels and increased variable costs.

	2008				2007
THREE MONTHS ENDED JUNE 30 (GWH AND $ MILLIONS)	Actual Production	Realized Revenues	Operating Costs	Operating Cash Flows	Actual Production	Realized Revenues	Operating Costs	Operating Cash Flows
Co-generation and pumped storage	352	$45	$30	$15	396	$35	$25	$10
Wind energy	117	11	2	9	91	8	2	6
Total	469	$56	$32	$24	487	$43	$27	$16
Per MWh		$119	$68	$51		$88	$55	$33

Generation

Our facilities produced 4,442 gigawatt hours (“GWh”) of electricity during the second quarter of 2008, compared with 3,471 GWh during 2007. Conventional hydroelectric facilities generated 3,973 GWh, an increase of 989 GWh or 33%. We produced 674 more gigawatt hours from existing hydroelectric capacity owned throughout 2008 and 2007 (i.e. “same store” basis) due to higher water flows; this was supplemented by the contribution of 315 additional gigawatt hours from hydroelectric facilities acquired or developed during 2007 and 2008. Hydroelectric generation was 5% above expected long-term averages, whereas the 2007 results were 14% below long-term averages. Our reservoirs have been maintained at normal levels for this time of year and, as a result, we should be able to operate our facilities at long-term average levels during the remainder of 2008, assuming normal water conditions prevail.

The following table summarizes generation during the second quarter of 2008 and 2007:

THREE MONTHS ENDED JUNE 30 (G IGAWATT HOURS)		Actual Production		Variance to
	Long-Term Average	2008	2007	Long-Term Average	2007
Existing capacity	3,425	3,628	2,954	203	674
Acquisitions – during 2007	161	161	30	—	131
Acquisitions – during 2008	184	184	—	—	184
Total hydroelectric operations	3,770	3,973	2,984	203	989
Wind energy	129	117	91	(12)	26
Co-generation and pump storage	319	352	396	33	(44)
Total generation	4,218	4,442	3,471	224	971

Brookfield Asset Management  |  Q2 /2008 INTERIM REPORT         17

Contract Profile

Approximately 80% of our projected generation for the balance of 2008 and 2009 was subject to long-term bilateral power sales agreements or shorter-term financial contracts at quarter end. The remaining generation is typically sold into wholesale electricity markets. Our long-term sales contracts, which cover approximately 55% of total generation during this period, have an average term of 11 years and the counterparties are almost exclusively customers with long-standing favourable credit histories or investment grade ratings. The financial contracts typically have a term of less than three years.

The following table sets out the profile of our contracts over the next five years from our existing facilities, assuming long-term average hydrology:

	Balance of 2008	Years ended December 31
		2009	2010	2011	2012
Generation (GWh)
Contracted
Power sales agreements	4,220	7,557	7,534	7,036	6,267
Financial contracts	1,464	3,958	492	—	—
Uncontracted	1,264	2,886	6,370	7,366	8,127
	6,948	14,401	14,396	14,402	14,394
Contracted generation
% of total	82	80	56	49	44
Revenue ($millions)	418	878	637	581	552
Price ($/MWh)	74	76	79	83	88

The increase in the average selling price for contracted power from $74 per MWh to $88 per MWh over the next five years reflects contractual step-ups in long duration contracts with attractive locked-in prices and the expiry of lower priced contracts during the period.

Asset Management – Power Generation

Asset management cash flow is determined by applying a fixed percentage fee to our estimated value of the equity capital invested in these operations. This is an internal allocation that is intended to be consistent with comparable asset management fees incurred elsewhere in our operations. The amount allocated in the current quarter was similar to the comparable quarter as the level of invested capital was relatively unchanged.

We continue to consider various alternatives to establish an externally managed entity through which we can share the ownership of these assets with others on a fee-bearing basis.

Infrastructure

Our infrastructure operations consist of timber and electrical transmission operations in the United States, Canada, Chile and Brazil that are owned through a number of managed funds and through direct interests. The net operating cash flows contributed by these operations are summarized in the following table:

	Total Operating Cash Flow		Net Operating Cash Flow
			2008			2007
FOR THE THREE MONTHS ENDED JUNE 30 (MILLIONS)	2008	2007	Asset Management	Operations	Total Platform	Asset Management	Operations	Total Platform
Timberlands	$39	$58	$—	$13	$13	$—	$21	$21
Transmission	56	61	—	27	27	—	15	15
	95	119	—	40	40	—	36	36
Asset management	—	—	11	(7)	4	9	(6)	3
	$95	$119	$11	$33	$44	$9	$30	$39

In January 2008 we transferred a number of our ownership interests to Brookfield Infrastructure Partners (“Brookfield Infrastructure”), a specialty issuer listed on the New York Stock Exchange. We own 40% of and provide management services to Brookfield Infrastructure. The remaining 60% of Brookfield Infrastructure was distributed to Brookfield shareholders. The establishment of Brookfield Infrastructure is intended to provide investors with what is, in our opinion, a relatively unique and attractive opportunity to invest directly in the infrastructure asset class through a publicly listed security. This also expands the amount of committed

18        Brookfield Asset Management  |  Q2 /2008 INTERIM REPORT

capital that we manage and should provide an additional source of capital to fund continued growth in this sector. The net invested capital and net operating cash flows presented in this section reflect the operations held within Brookfield Infrastructure on a pro rata basis as well as our directly held operations while assets under management and consolidated assets include Brookfield Infrastructure on a fully consolidated basis.

	Total Assets Under Management		Co-investor		Brookfield Invested Capital
			Commitments		Consolidated Assets		Net Invested
(MILLIONS)	June 30 2008	Dec. 31 2007	June 30 2008	Dec. 31 2007	June 30 2008	Dec. 31 2007	June 30 2008	Dec. 31 2007
Timberlands	$3,663	$3,675	$760	$315	$3,663	$3,675	$1,067	$1,025
Transmission	3,163	3,080	1,376	877	873	760	384	620
	$6,826	$6,755	$2,136	$1,192	$4,536	$4,435	$1,451	$1,645

Co-investor commitments represent capital committed by clients to our western Canadian and eastern North American timber funds and the Chilean transmission operations as well as the 60% interests of unitholders in Brookfield Infrastructure that were distributed in the first quarter of 2008. The resultant decrease in net invested capital was offset by the investment of additional capital into our Chilean transmission operations to fund growth capital investment and our U.S. Pacific Northwest timberlands in connection with the completion of a $1 billion long-term debt financing.

Timber

Timber operations contributed $39 million of total operating cash flow during the second quarter of 2008 compared with $58 million in 2007.

	Total Operating Cash Flow		Net Operating Cash Flow
FOR THE THREE MONTHS ENDED JUNE 30 (MILLIONS)	2008	2007	2008	2007	Variance
Timber
Western North America
Timberlands	$34	$50	$34	$50	$(16)
Higher and better use lands	2	2	2	2	—
Eastern North America	1	4	1	4	(3)
Brazil	2	2	2	2	—
	39	58	39	58	(19)
Other expenses			—	(1)	1
Interest expense			(23)	(24)	1
Co-investor’s interests			(3)	(12)	9
	$39	$58	$13	$21	$(8)

The slowdown in the U.S. homebuilding industry has resulted in lower demand and prices for premium species such as high quality Douglas fir. Total operating cash flows declined as a result. We responded by exploiting the flexibility inherent in timber management which allows us to defer harvesting until prices recover and instead increased harvest levels of other species such as cedar and appearance grade logs where margins have held up better. In addition, we continue to increase the level of exports into Asian markets to capture better margins, net of transportation costs. Interest costs remained consistent with the prior year. The 2007 results reflect a higher level of harvesting activities in anticipation of a possible strike, which provided us with surplus inventory to work with. Pricing was also better than expected.

During the quarter, we refinanced a $1.2 billion bridge loan in our U.S. timberlands operations with $1.0 billion of non-recourse debt which has a seven year term and a 5.17% average interest rate. Co-investor interests declined, reflecting a lower harvest level within our Canadian west coast operations, offset by the cash flow attributable to unitholders of Brookfield Infrastructure.

Brookfield Asset Management  |  Q2 /2008 INTERIM REPORT         19

The following table summarizes the operating results from our timber operations:

	2008					2007
FOR THE THREE MONTHS ENDED JUNE 30 ($ MILLIONS)	Sales (m	3)	Revenue	Harvest (m	3)	Sales (m	3)	Revenue	Harvest (m	3)
Western North America
Douglas fir	637,400		$56	639,800		888,900		$84	753,700
Whitewood	309,200		19	332,700		465,500		31	453,700
Other	192,300		22	210,000		108,300		19	98,300
	1,138,900		97	1,182,500		1,462,700		134	1,305,700
Other	473,600		13	444,900		557,100		17	505,700
	1,612,500		$110	1,627,400		2,019,800		$151	1,811,400

Transmission

Transmission operations contributed $27 million of operating cash flow during the second quarter of 2008, net of carrying charges and co-investor interests, compared with $15 million for the same period in 2007 as shown in the following table:

	Total Operating Cash Flow		Net Operating Cash Flow
FOR THE THREE MONTHS ENDED JUNE 30 (MILLIONS)	2008	2007	2008	2007	Variance
Transmission facilities and investments
Chile	$8	$50
North America	10	8
Brazil	39	3
	57	61	$57	$61	$(4)
Other income / (expense) and taxes	(1)	—	(9)	—	(9)
Interest expense	—	—	(1)	(36)	35
	56	61	47	25	22
Co-investors’ interests			(20)	(10)	(10)
	$56	$61	$27	$15	$12

The operating cash flows from our Chilean operations are recorded on an equity accounted basis in 2008 and totalled $8 million in the quarter, (i.e. our proportionate share of the net operating cash flows after deducting interest expense and co-investor interests). The 2007 contribution on a comparable basis was $3 million. The increase was due to rate base increases, inflation indexation net of currency adjustments and capital investments as well as a recovery in respect of the finalization of an outstanding rate proceeding that resulted in a cash payment to us of $5 million in respect of prior periods. These operations performed in line with expectations, as did our northern Ontario transmission and distribution operations. Our investment in transmission systems in Brazil are subject to a purchase and sale arrangement where we have the ability to sell our investment to third parties for an inflation adjusted return of 14.8%. We recorded a revaluation gain of $38 million in the quarter ($13 million net of co-investor interests and taxes) in respect of this arrangement.

Interest expense and co-investor interests in 2007 include amounts in respect of the Chilean transmission operations that are no longer consolidated. Co-investor interests increased overall, notwithstanding this change, the interests of co-investors in the upward revaluation reflecting of our Brazilian transmission interests.

Asset Management – Infrastructure

Asset management activities contributed $4 million of revenues from third parties during the second quarter of 2008, compared to $3 million recorded in 2007. The increase is due to fees associated with Brookfield Infrastructure. Total asset management revenues, which include fees earned on our interests in established funds and attributed to directly held interests, increased to $11 million in the 2008 quarter from $9 million in 2007 due to the expansion of our timber interests during 2007.

During the quarter we closed commitments of $280 million for a Brazil Timber Fund of which $230 million is from third party investors.

20        Brookfield Asset Management  |  Q2 /2008 INTERIM REPORT

Development and Other Properties

Development and other properties include our real estate opportunity investment funds, residential operations, properties that are currently under development and properties that are held for development.

	Total Operating Cash Flow		Net Operating Cash Flow
			2008			2007
FOR THE THREE MONTHS ENDED JUNE 30 (MILLIONS)	2008	2007	Asset Management	Operations	Total Platform	Asset Management	Operations	Total Platform
Opportunity investments	$47	$16	$—	$21	$21	$—	$4	$4
Residential	49	99	—	42	42	—	78	78
Under development / held for development	17	—	—	39	39	—	—	—
	113	115	—	102	102	—	82	82
Asset management	—	—	6	(6)	—	6	(5)	1
	$113	$115	$6	$96	$102	$6	$77	$83

The following table summarizes the assets under management and invested capital:

	Total Assets Under		Co-investor		Brookfield Invested Capital
	Management		Commitments		Consolidated		Net Invested Capital
	June 30	Dec. 31	June 30	Dec. 31	June 30	Dec. 31	June 30	Dec. 31
(MILLIONS)	2008	2007	2008	2007	2008	2007	2008	2007
Opportunity investments	$1,516	$1,571	$195	$159	$1,516	$1,571	$228	$225
Residential	3,622	2,909	200	200	3,622	2,909	401	450
Under development	5,296	3,400	—	—	5,296	3,400	2,272	1,696
Held for development	1,258	1,201	—	—	1,258	1,201	1,244	1,170
	$11,692	$9,081	$395	$359	$11,692	$9,081	$4,145	$3,541

Assets under management and capital invested in our opportunity investments and residential operations were relatively unchanged during the quarter. Our first opportunity fund was fully invested during the previous year following a number of acquisitions and we continue our efforts to invest the capital committed to our second fund. Net invested capital in residential operations excludes $243 million in advances as discussed under subsidiary borrowings.

Assets under management and consolidated assets in properties under development both increased by approximately $1.9 billion due mainly to the inclusion in this year of the working capital associated with Multiplex’s construction business and additional elements of its development activities, which were included in commercial properties at year end.

The carrying values of properties held for development were relatively unchanged.

Opportunity Investment Funds

We operate two property funds that are focused on “opportunity investments” and have total committed capital of $456 million, including $195 million from co-investors.

Total operating cash flow in the second quarter was $47 million (net – $21 million) compared to $16 million in 2007 (net – $4 million). The results recorded in the second quarter of 2008 included disposition gains of $25 million compared to $2 million in the prior year. Excluding gains the contribution from portfolio operations increased from $14 million to $22 million due to a higher level of invested capital. Interest expense was $11 million in both the 2008 and 2007 quarters. Co-investor cash flow totalled $4 million in the 2008 quarter compared to $nil in the 2007 quarter.

Due to the focus on value enhancement and the relative short hold period for properties, we expect that returns will come more from disposition gains as opposed to net rental income, relative to results from our core commercial office portfolios. Our first fund is fully invested and is continuing to reposition properties within the portfolio while we continue to invest the capital committed to our second fund.

Brookfield Asset Management  |  Q2 /2008 INTERIM REPORT         21

Residential

The following table summarizes the operating results from our residential operations during the second quarter:

	Total Operating Cash Flow		Net Operating Cash Flow
FOR THE THREE MONTHS ENDED JUNE 30 (MILLIONS)	2008	2007	2008	2007
United States	$13	$13	$9	$3
Impairment charge – U.S. operations	(27)	—	(10)	—
Canada	35	72	35	72
Brazil	28	14	8	3
	$49	$99	$42	$78

Canada

Our operations were impacted by a slower Alberta market, where our Canadian operations are focused, following several years of exceptionally strong performance including 50% year-over-year growth in 2007. As a result, the contribution declined to $35 million in the current quarter from the record results of $72 million in the second quarter of 2007. The decline is shared as to 49% with the minority shareholders of Brookfield Properties. The Alberta economy continues to be very strong and activity increased over the quarter.

The decline in cash flows reflects lower volumes. Operating margins improved to 27% from 22% in the first quarter of 2008, but declined from the 40% level experienced in the second quarter of 2007. We own approximately 15,623 acres (14,864 acres – December 31, 2007) in these operations of which approximately 982 acres were under active development at June 30, 2008 (1,004 acres – December 31, 2007) and 14,641 acres (13,860 acres – December 31, 2007) are included in “held for development” assets (reflecting the length of time that will likely pass before they are actively developed). Most of the land holdings were purchased in the mid-1990s or earlier, resulting in an embedded cost advantage.

United States

Our U.S. operations reported an operating loss during the quarter of $14 million on a total basis and $1 million on a net basis to Brookfield. The results include an impairment charge of $27 million, offset by the attribution of a portion of these results to the 42% interest of other shareholders in this business.

The gross operating margin in the business was 12% during the quarter, compared to 18% in 2007 primarily reflecting a decrease in the average selling price. We closed 216 units during the quarter (2007 – 237 units) at an average selling price of $548,000 (2007 – $657,000). We continue to experience a supply and demand imbalance that is exacerbated by lower consumer confidence and restricted access to mortgage financing by buyers. We do not expect conditions to improve meaningfully until after 2008.

Net new orders during the quarter were 237 units (2007 – 212 units) and the backlog at the end of the quarter was 287 units (June 30,2007 – 372 units). We own or control 26,000 lots through direct ownership, options and joint ventures.

Brazil

We have continued to expand our Brazilian operations, which are benefiting from the favorable demographics and economic conditions in the current economy. We completed the acquisition by our Brazilian residential unit of MB Engenharia S.A. (“MB”) for approximately $100 million plus contingent consideration. This transaction increases our presence in the important middle and mid-low segments of the Brazil market. We expect the acquisition will be immediately accretive to operating results.

During the quarter, these operations contributed total and net cash flow of $28 million and $8 million, respectively, compared with $14 million and $3 million, respectively, in the second quarter of 2007. Launchings during the second quarter totalled R$209 million (US$131.3 million) compared with R$60 million (US$31.1 million) in the 2007 quarter.

We own substantial density rights in our key markets of Rio de Janeiro and São Paulo that provide the basis for continued growth, and the acquisition of MB expands our operating footprint and is expected to provide additional growth opportunities.

Under Development and Construction

Properties under development and construction activities together contributed operating cash flow of $37 million during the quarter, compared to $nil in the 2007 quarter.

22        Brookfield Asset Management  |  Q2 /2008 INTERIM REPORT

Construction activities, which were acquired in late 2007 contributed $40 million of net operating cash flow during the quarter. The contribution reflects $19 million of various stage completion payments earned for projects in the Middle East and the UK. Excluding these completion payments, results are in line with expectations. The backlog in the group remains very strong at $6 billion of property and other infrastructure projects in Australia, the Middle East and the UK.

Properties that are under development do not typically contribute meaningful operating cash flow during the development process as most costs are capitalized and revenues are applied against these costs until properties are sold. In the case of the development portfolio acquired in late 2007, accounting guidelines required us to capitalize short-term profits upon acquisition. Unallocated overhead and interest costs that are not capitalized to specific projects are expensed as incurred. Development activities resulted in a charge of $3 million during the quarter.

The following table summarizes the capital deployed in properties under development, which are primarily commercial properties with a smaller component of retail and residential:

			Brookfield Invested Capital
	Total Assets Under Management		Consolidated Assets		Net Invested Capital
	June 30	Dec. 31	June 30	Dec. 31	June 30	Dec. 31
(MILLIONS)	2008	2007	2008	2007	2008	2007
Properties under development and construction
North America	$929	$965	$929	$965	$929	$965
Australia and United Kingdom	4,059	2,273	4,059	2,273	4,059	2,273
Brazil	308	162	308	162	308	162
Property-specific financing	—	—	—	—	(3,024)	(1,704)
	$5,296	$3,400	$5,296	$3,400	$2,272	$1,696

Capital invested in North American development properties declined slightly. We achieved substantial completion and occupancy of Four Allen Center in Houston and transferred the property to our commercial office portfolio. This was offset by the capitalization of costs related to continued development of the Bay Adelaide Centre in Toronto, Bankers Court in Calgary and other development initiatives.

The capital invested in Australia and United Kingdom and property specific financing balances increased due to the reallocation of working capital and associated debt from commercial office properties.

We deployed further capital in Brazil through the acquisition of MB discussed previously in the Residential section.

Held for Development

			Brookfield Invested Capital
	Total Assets Under Management		Consolidated Assets		Net Invested Capital
	June 30	Dec. 31	June 30	Dec. 31	June 30	Dec. 31
(MILLIONS)	2008	2007	2008	2007	2008	2007
Commercial office properties
North America	$232	$207	$232	$207	$232	$207
Residential lots
Canada and Brazil	827	804	827	804	827	804
Rural development
Brazil	199	190	199	190	185	159
	$1,258	$1,201	$1,258	$1,201	$1,244	$1,170

There have been no meaningful changes during the quarter in the capital invested in properties held for development. We earned $2 million in the quarter from our rural development lands in Brazil.

Specialty Funds

Specialty investment funds operations, which include our bridge lending, restructuring and real estate finance groups, generated net operating cash flow of $80 million during the second quarter of 2008, compared with $71 million during the second quarter of 2007. The 2008 results reflect gains of $39 million on convertible debentures owned by our bridge funds offset in part by operating

Brookfield Asset Management  |  Q2 /2008 INTERIM REPORT         23

losses recorded by an investee within one of our restructuring funds. Asset management fees in 2007 included $14 million of transaction fees which did not recur in 2008.

			Net Operating Cash Flow
FOR THE THREE MONTHS ENDED JUNE 30 (MILLIONS)	Total Operating Cash Flow		2008			2007
	2008	2007	Asset Management	Operations	Total Platform	Asset Management	Operations	Total Platform
Operations
Bridge lending	$59	$20	$—	$56	$56	$—	$20	$20
Restructuring	30	35	—	7	7	—	16	16
Real estate finance	32	5	—	8	8	—	5	5
	121	60	—	71	71	—	41	41
Asset management	—	—	16	(7)	9	39	(9)	30
	$121	$60	$16	$64	$80	$39	$32	$71

The following table summarizes the assets and capital in our specialty funds:

	Total Assets Under		Co-investor		Brookfield Invested Capital
	Management		Commitments		Consolidated Assets		Net Invested
	June 30	Dec. 31	June 30	Dec. 31	June 30	Dec. 31	June 30	Dec. 31
(MILLIONS)	2008	2007	2008	2007	2008	2007	2008	2007
Bridge lending	$1,191	$1,187	$1,365	$1,510	$541	$488	$423	$488
Restructuring	1,752	1,538	783	753	1,752	1,538	450	361
Real estate finance	2,893	4,637	1,444	1,225	2,147	685	265	263
Real estate services	140	125	59	59	25	25	25	25
	$5,976	$7,487	$3,651	$3,547	$4,465	$2,736	$1,163	$1,137

The net capital invested by us in these activities was relatively unchanged at $1.2 billion throughout the first two quarters of 2008. Consolidated assets increased since year end, reflecting the consolidation of the Brookfield Real Estate Finance Fund I beginning the first quarter of 2008 as well as the consolidation of an investee within our bridge lending funds due to an increase in our economic interest in the company, although there has been no significant change in the second quarter.

Bridge Lending

The net cash flow from our bridge lending operations increased from $20 million in the second quarter of 2007 to $56 million in the current quarter. The 2008 results included $39 million in gains related to convertible debentures held within one of our funds of which $22 million were realized at quarter end. Invested capital averaged $423 million over the quarter compared to $726 million in the second quarter of 2007 which led to lower interest income. Associated yields were relatively consistent quarter over quarter at 12%. Co-investor commitments declined as loans within our first bridge lending fund were repaid and the capital returned to our co-investors. The corresponding impact on total assets under management was offset by the aforementioned consolidation of an investee and new loans within our second bridge fund.

We have adopted a more cautious approach to bridge lending in the current environment and scaled back the number of commitments offered to prospective borrowers. Our capital exposure to the portfolio at quarter-end was $423 million, consisting of interests in 16 loans with the single largest exposure being $135 million. The average remaining term of our loan interests is 27 months, excluding extension privileges, and generated an average yield of 12% at quarter-end.

Restructuring

We have significantly expanded our underwriting activities within this group in reaction to an increased number of attractive opportunities. We have increased assets under management and total invested capital to $1.8 billion compared to $1.6 billion at the end of the first quarter, although at $450 million, the net capital invested in our restructuring activities was relatively unchanged during the quarter.

Total operating cash flows generated by investments within our restructuring funds were $30 million during the quarter compared to $35 million in the 2007 quarter. On a net basis, which reflects our pro rata share of the cash flows after deducting financing costs as well as the interests of our fund co-investors and any other shareholders in the investee companies, operating cash

24        Brookfield Asset Management  |  Q2 /2008 INTERIM REPORT

flows declined to $7 million from $16 million. The reduction is due primarily to our share of the operating results of Western Forest Products Inc., which continues to face a challenging environment.

We hold positions in nine companies and our average exposure to each investee is approximately $50 million.

Real Estate Finance

Our real estate finance group originated several high quality investment opportunities during the period as they continued to invest our second fund in this strategy. The first fund continues to perform in line with expectations. Assets under management declined due to the de-leveraging of a public mortgage REIT managed by us through the sale of securities to reduce risk and improve the REIT’s ability to capitalize on future opportunities. Our net capital invested in real estate finance activities declined to $265 million from $297 million at the beginning of the quarter due to monetizations and capital distributions to investors in our first private real estate finance fund.

We recorded increased cash flows, assets under management and investment returns from our second real estate finance fund that was formed during 2007. The combined activities contributed $8 million of net operating cash flow during the second quarter of 2008 compared to $5 million in the 2007 quarter.

The 2007 results are presented on an equity accounted basis (i.e. net of interest expenses and co-investor interests) whereas the 2008 results present the funds on a fully consolidated basis. Total operating cash flows on a comparable basis were $33 million in 2008 compared to $16 million in 2007.

Asset Management – Specialty Funds

Asset management activities within our specialty funds operations contributed $9 million of third-party income during 2008, compared to $30 million in the second quarter of 2007. The 2007 results included transaction fees arising from our efforts to establish a major U.S. retail fund by way of an acquisition and associated financing fees. The 2008 results include base management fees from third-party co-investors of $7 million due to increased capital under management in our specialty funds group compared to $4 million of such fees in the 2007 quarter.

Advisory Services

We manage equity and fixed income securities and provide investment banking services all with a particular focus on the property and infrastructure sectors. The results of these activities, which are included as “asset management income” within our total operating cash flows, are presented in the following table:

	2008			2007
FOR THE THREE MONTHS ENDED JUNE 30 (MILLIONS)	Asset Management	Operations	Total Platform	Asset Management	Operations	Total Platform
Real estate and fixed income securities	$15	$—	$15	$6	$—	$6
Investment banking	3	—	3	8	—	8
	$18	$—	$18	$14	$—	$14

The management of real estate and fixed income securities produced revenues of $15 million during the quarter, which consisted largely of base management fees. Management fees increased by $9 million over the $6 million recorded in the second quarter of 2007 due to growth in assets under management from an average level of $20 billion during the 2007 quarter to $25 billion during the current quarter. The increase was due largely to the acquisition of a real estate and infrastructure equities manager with $6 billion of securities under management during the fourth quarter of 2007. Our investment banking and advisory groups contributed $3 million of fees during the quarter.

The following table summarizes assets under management within our advisory activities. We do not have any meaningful amount of our own capital invested in these strategies as the assets under management tend to be securities as opposed to physical assets.

Brookfield Asset Management  |  Q2 /2008 INTERIM REPORT         25

	Total Assets Under		Co-investor		Brookfield Invested Capital
	Management		Commitments		Consolidated Assets		Net Invested
(MILLIONS)	June 30 2008	Dec. 31 2007	June 30 2008	Dec. 31 2007	June 30 2008	Dec. 31 2007	June 30 2008	Dec. 31 2007
Real estate and fixed income securities
Fixed income	$20,637	$20,210	$20,637	$20,210	$—	$—	$—	$—
Equity	5,489	6,027	5,489	6,027	—	—	—	—
	$26,126	$26,237	$26,126	$26,237	$—	$—	$—	$—

The level of assets under management and co-investor commitments increased during the second quarter. Inflows from new mandates exceeded outflows and decreases in market value by nearly $700 million which reflects favourably on the group’s relative performance.

Private Equity Investments

The net operating cash flow generated by our private equity investments decreased to $51 million from $53 million in the second quarter of 2007. A large gain on the exchange of debentures into shares of a forest products investee was offset by charges within our insurance operations. In addition, the 2007 results included disposition gains from private equity investments in our other businesses category. Net invested capital, at $1.2 billion, was largely unchanged during the quarter.

	Brookfield Invested Capital				Operating Cash Flow
	Consolidated Assets		Net Invested		Total		Net
AS AT AND FOR THE THREE MONTHS ENDED	June 30	Dec. 31	June 30	Dec. 31	June 30		June 30
(MILLIONS)	2008	2007	2008	2007	2008	2007	2008	2007
Forest products	$691	$819	$330	$241	$57	$8	$55	$5
Infrastructure	83	85	83	85	1	2	1	2
Insurance operations	2,448	2,513	674	661	(3)	14	3	13
Other operations	228	281	90	249	4	47	(2)	33
Property	169	153	33	100	—	—	(6)	—
	$3,619	$3,851	$1,210	$1,336	$59	$71	$51	$53

We began consolidating the results of Fraser Papers Inc. (“Fraser Papers”) during the third quarter of 2007 following an increase in our ownership interest to 56%. In connection with Fraser Papers’ January 2008 equity rights offering, we increased our equity interest to 71% of the outstanding common shares. Accordingly, cash flow in the table above now reflects our proportionate interest in Fraser Papers’ cash flows.

During the quarter we exchanged a portion of the exchangeable debentures issued by us into 10 million of the common shares of Norbord Inc. (“Norbord”) held by us, thereby crystallizing the gain based on the original issuance price of C$12.75 per share. The remaining debentures are exchangeable into a further 10 million common shares which represents an additional deferred disposition gain of $65 million. We also provided Norbord with a $100 million unsecured term debt facility of which $75 million was drawn at quarter-end and is included in loans receivable within our financial assets.

Our reinsurance operations recorded a net operating cash flow of $3 million during the quarter, compared to $13 million in 2007, due to costs associated with the reorganization of the business operations. We announced the sale of the Lloyds reinsurance operations, which will release approximately $200 million of capital, and we continue to explore alternatives to surface value and release capital elsewhere in these operations.

Cash and Financial Assets

Net operating cash flows from our cash and financial assets totalled $30 million during the second quarter of 2008 compared to $168 million during the 2007 quarter as shown in the following table:

	Total Operating Cash Flow		Net Operating Cash Flow
FOR THE THREE MONTHS ENDED JUNE 30 (MILLIONS)	2008	2007	2008	2007
Dividend, interest gains and other	$36	$72	$30	$68
Exchangeable debenture gains	—	100	—	100
	$36	$172	$30	$168

26        Brookfield Asset Management  |  Q2 /2008 INTERIM REPORT

The 2007 results include gains of $100 million on the partial monetization of an exchangeable debenture. We recorded favourable mark-to-market and disposition gains in each quarter. These returns continue to exceed our expectations and shareholders should not expect us to repeat this performance with any degree of certainty.

	Total Assets Under Management		Brookfield Invested Capital
			Total			Net
(MILLIONS)	June 30 2008	Dec. 31 2007	June 30 2008	March 31 2008	Dec. 31 2007	June 30 2008	March 31 2008	Dec. 31 2007
Financial assets
Government bonds	$352	$420	$352	$329	$420	$352	$329	$420
Corporate bonds	176	286	176	250	286	176	250	286
Fixed income	20	22	20	21	22	20	21	22
High yield bonds	86	112	86	99	112	86	99	112
Preferred shares	41	40	41	54	40	41	54	40
Common shares	310	51	310	294	51	310	294	51
Loans receivable	126	76	126	109	76	126	109	76
Total financial assets	1,111	1,007	1,111	1,156	1,007	1,111	1,156	1,007
Cash and cash equivalents	568	360	568	512	360	568	512	360
Deposits and other liabilities	—	—	—	—	—	(531)	(559)	(500)
Net investment	$1,679	$1,367	$1,679	$1,668	$1,367	$1,148	$1,109	$867

Consolidated cash and financial assets increased during the second quarter to $1.7 billion. Net invested capital, was unchanged at $1.1 billion, which reflects broker deposit liabilities and a small number of borrowed securities that have been sold short.

As part of our ongoing risk management and value creation activities, we establish market positions using total return swaps and credit derivatives. As at June 30, 2008, we own common equity positions with a notional value of $49 million through total return swaps. We also hold protection against widening credit spreads through credit default swaps with a total notional value of $3.8 billion (2007 – $2.4 billion), which have a limited downside, and benefit from increases in credit spreads and defaults of the underlying debt. The credit default swap portfolio did not contribute any meaningful gains or losses during the quarter.

Financing Costs

Financing costs include interest expense on corporate borrowings, certain subsidiary borrowings and capital securities as set out in the following table:

	Total			Net
FOR THE THREE MONTHS ENDED JUNE 30 (MILLIONS )	2008	2007	Variance	2008	2007	Variance
Corporate borrowings	$41	$30	$11	$41	$30	$11
Property-specific mortgages	289	298	(9)	—	—	—
Subsidiary borrowings	122	73	49	20	16	4
Capital securities	23	23	—	23	23	—
	$475	$424	$51	$84	$69	$15

Interest on corporate borrowings increased during the quarter due to a higher level of average borrowings that were incurred in the course of expanding our operating base and was offset by a small decrease in the costs associated with our property specific mortgages. The increase in subsidiary borrowing costs is due to debt incurred in connection with the acquisition of retail properties in Brazil and commercial properties in Australia. Total balances reflect 100% of the financing costs with the portion related to our co-investor recorded in non-controlling interests.

Operating Costs

Operating costs include those of Brookfield Properties, and reflect the costs of our asset management activities as well as costs which are not directly attributable to specific business units.

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	Total Operating Cash Flow		Net Operating Cash Flow
FOR THE THREE MONTHS ENDED JUNE 30 (MILLIONS)	2008	2007	2008	2007	Variance
Asset management
Asset management activities	$23	$19	$23	$19	$4
Property services	62	42	62	42	20
	85	61	85	61	24
Corporate and other costs	63	44	56	33	23
	$148	$105	$141	$94	$47

Corporate and asset management costs increased from $94 million in the second quarter of 2007 to $141 million in the current quarter on a net basis. The Australian-based operations acquired in late 2007 contributed asset management and property services of $22 million as well as corporate costs of $11 million. The balance of the increase in these activities arises from the higher level of activity and invested capital since the beginning of 2007, including a number of major corporate initiatives and the additional resources requirements of our expanded platform.

Co-investor Interests in Net Operating Cash Flow

The following table details co-investor interests in our total and net operating cash flows. Additional information on co-investor interests is located on page 35.

	Total Operating Cash Flow [1]		Net Operating Cash Flow [1]
FOR THE THREE MONTHS ENDED JUNE 30 (MILLIONS)	2008	2007	2008	2007	Variance
Participating interests
Brookfield Properties
Asset management	$8	$4	$8	$4	$4
Operating returns and disposition gains	80	102	80	102	(22)
	88	106	88	106	(18)
Other property operations	32	53	—	—	—
Power generation	27	13	—	—	—
Infrastructure	23	15	—	—	—
Other	28	14	—	—	—
	198	201	88	106	(18)
Non-participating interests
Brookfield Multiplex Group	13	—	13	—	13
Brookfield Properties Corporation	1	3	1	3	(2)
	14	3	14	3	11
	$212	$204	$102	$109	$(7)
1	Represents share of operating cash flows attributable of the interests of the respective shareholders and includes cash distributions

The decrease in minority interests in Brookfield Properties’ net operating cash flow reflects a lower level of disposition gain and lower volumes within our Canadian residential property business, which is owned through Brookfield Properties, offset by increased returns from our North American office property portfolios.

The co-investor interests in Brookfield Multiplex, purchased by us in late 2007, relate to $580 million of previously issued participating securities issued prior to our involvement with the company.

The following table differentiates between the cash flow attributable to co-investors that is distributed and that which is retained in the business:

	Total		Net
FOR THE THREE MONTHS ENDED JUNE 30 (MILLIONS )	2008	2007	2008	2007
Interests of co-investors in net operating cash flow	$212	$204	$102	$109
Less: distributed during the period	(55)	(48)	(42)	(31)
Retained	$157	$156	$60	$78

The undistributed cash flows attributable to co-investors are retained in the respective operating businesses and are available to expand their operations, reduce indebtedness or repurchase equity. The majority of net operating cash flow retained is within Brookfield Properties.

28        Brookfield Asset Management  |  Q2 /2008 INTERIM REPORT

NET INCOME

In this section we describe components of our statements of net income that are not discussed on this basis elsewhere in this report and reconcile net income to operating cash flow.

The following table reconciles net income and operating cash flow:

	Three Months Ended		Six Months Ended
FOR THE PERIODS ENDED JUNE 30 (M ILLIONS)	2008	2007	2008	2007
Operating cash flow and gains	$378	$440	$821	$1,011
Less: dividends from equity accounted investments	(6)	(5)	(12)	(10)
security disposition gain	—	(100)	—	(265)
	372	335	809	736
Other items, net of non-controlling interests	(262)	(182)	(502)	(388)
Net income	$110	$153	$307	$348

The 2007 reconciling items include a $100 million security disposition gain recorded on the sale of debentures during that quarter (six months – $265 million), which was included in opening retained earnings as at January 1, 2007 as a result of a prescribed accounting change.

The following table summarizes our consolidated statements of net income:

	Three Months Ended		Six Months Ended
FOR THE PERIODS ENDED JUNE 30 (MILLIONS)	2008	2007	2008	2007
Revenues	$3,436	$2,125	$6,646	$3,966
Net operating income	1,228	1,094	2,542	2,228
Expenses
Interest	(475)	(424)	(1,002)	(822)
Asset management and other operating costs	(148)	(105)	(313)	(215)
Current income taxes	(21)	(26)	(38)	(46)
Non-controlling interests in the foregoing	(212)	(204)	(380)	(409)
	372	335	809	736
Other items, net of non-controlling interests	(262)	(182)	(502)	(388)
Net income	$110	$153	$307	$348

Revenues

	Three Months Ended		Six Months Ended
FOR THE PERIODS ENDED JUNE 30 (MILLIONS)	2008	2007	2008	2007
Commercial properties	$710	$556	$1,398	$1,104
Power generation	368	257	711	520
Infrastructure	103	184	228	308
Development and other properties	1,069	373	1,836	679
Specialty funds	584	421	1,125	656
Investment income and other	602	334	1,348	699
	$3,436	$2,125	$6,646	$3,966

Revenues from commercial properties increased due to the expansion of our operations including the acquisition of a large portfolio in Australia in the fourth quarter of 2007, in particular. The increase in power generation revenues reflects increased water flows, higher pricing and increased generating capacity. Infrastructure revenues declined as we no longer consolidate the results of our Chilean transmission business. The increase in revenues from development and other properties is due largely to the acquisition of a global construction business in the fourth quarter of 2007. Our specialty funds’ revenues increased due to the consolidation of revenues from our first Real Estate Finance Fund. Similarly, investment income and other includes revenues from operations consolidated after the second quarter of 2007 that were previously accounted for using the equity method.

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Net Operating Income

Net operating income includes the following items from our consolidated statements of income: fees earned; other operating revenues less direct operating expenses; investment and other income; and realization gains. These items are described for each business unit in the Part 2 – Performance Review beginning on page 9.

The following table reconciles net operating income to the total operating cash flow in the segmented basis of presentation:

FOR THE THREE MONTHS ENDED JUNE 30 (MILLIONS)	Operating Platform	2008	2007
Net operating income		$1,228	$1,094
Add: dividends from equity accounted investments	Private Equity	6	5
exchangeable debenture gains	Cash and Financial Assets	—	100
Total operating cash flow		$1,234	$1,199

Other Items

Other items are summarized in the following table, and include items that are non-cash in nature and not considered by us to form part of our operating cash flow. Accordingly, they are included in the reconciliation between net income and operating cash flow presented on page 29.

FOR THE THREE MONTHS ENDED JUNE 30 (MILLIONS)	2008	2007	Variance
Depreciation and amortization	$(328)	$(267)	$(61)
Equity accounted loss from investments	(15)	(29)	14
Other items	(46)	11	(57)
Future income taxes	3	(69)	72
Non-controlling interests in the foregoing items	124	172	(48)
	$(262)	$(182)	$(80)

Depreciation and amortization prior to non-controlling interests increased by $61 million due to the acquisition of additional assets in a number of operating platforms during 2007, particularly commercial office properties. In addition, the consolidation of several entities during 2007 led to the inclusion of their depreciation charges in our results. Depreciation within our infrastructure operations declined as we no longer consolidate the results of our Chilean transmission operations. Depreciation and amortization for each principal operating segment is summarized in the following table:

FOR THE THREE MONTHS ENDED JUNE 30 (MILLIONS)	2008	2007	Variance
Commercial properties	$185	$142	$43
Power generation	51	40	11
Infrastructure	36	50	(14)
Development and other properties	19	12	7
Specialty funds and private equity investments	35	21	14
Other	2	2	—
	$328	$267	$61

We recorded a net equity accounted loss of $15 million during the quarter from our investment in Norbord compared to a $6 million loss in 2007. Norbord continues to face an extremely weak price environment for its principal product, in addition to higher input costs. We increased our interest in Fraser Papers to 56% during the third quarter of 2007 and began to consolidate our interest at that time. In addition, we sold our interest in Stelco Inc. (“Stelco”) during the fourth quarter of 2007 for a $229 million gain. Accordingly, we did not record any equity accounted results from Fraser Papers or Stelco during 2008 compared to $23 million of combined losses recorded in 2007.

Other items largely represent revaluation items and contributed net accounting charges of $46 million in the second quarter of 2008, compared with income of $11 million in 2007. These items are summarized in the following table:

30        Brookfield Asset Management  |  Q2 /2008 INTERIM REPORT

FOR THE THREE MONTHS ENDED JUNE 30 (MILLIONS)	2008	2007	Variance
Norbord exchangeable debentures	$(48)	$(19)	$(29)
Interest rate contracts	42	62	(20)
Power contracts	(42)	(20)	(22)
Other	2	(12)	14
	$(46)	$11	$(57)

Revaluation items are non-cash accounting adjustments that we are required to record under GAAP to reflect changes in value of contractual arrangements that we believe are not appropriate to include in operating cash flow but are included in net income. Items being revalued include debentures issued by us that are exchangeable into Norbord common shares, which are revalued based on changes in the Norbord share price during the period. We hold an equivalent number of shares into which the debentures are exchangeable, but are not permitted to mark the investment to market. We exchanged approximately one-half of the debentures into shares during the quarter and continue to maintain the balance, which are exchangeable into 10 million Norbord common shares.

Revaluation items also include the impact of revaluing fixed rate financial contracts that we maintain in order to provide an economic hedge against the impact of possible higher interest rates on the value of our long duration interest sensitive assets. The U.S. 10-year treasury rate moved from 3.41% to 3.97% between March 31, 2008 and June 30, 2008, which led to a $42 million increase in the value of these contracts. We believe, however, that the corresponding impact on the value of our interest sensitive assets which is not included in net income more than offsets this amount.

In our power operations, we enter into long-term contracts to provide generation capacity and energy, and are required to record changes in the value of these contracts through net income whereas we are not permitted to record the corresponding increase in the value of the capacity and energy that we have pre-sold.

The future income tax provision in the second quarter was virtually $nil due to a lower level of gains than previous quarters and increases in value of our tax pools and the benefit of tax deductions recorded with respect to second quarter operating results.

CAPITALIZATION AND LIQUIDITY

The strength of our capital structure and the liquidity that we maintain enables us to achieve a low cost of capital for our shareholders and at the same time provides us with the flexibility to react quickly to potential investment opportunities as they arise, as well as to help withstand sudden adverse changes in economic circumstances.

To help ensure we are able to react to investment opportunities quickly and on a value basis, we typically maintain a high level of liquidity at the corporate level and within our key operating platforms. Our primary sources of liquidity consist of our cash and financial assets, net of deposits and other associated liabilities, and undrawn committed credit facilities. These totalled $2.8 billion at the end of June 30, 2008 ($2.0 billion at the corporate level), compared to $2.5 billion at December 31, 2007 ($2.0 billion at the corporate level). The increase is due to $450 million of credit facilities established within Brookfield Infrastructure.

We generate substantial liquidity within our operations on an ongoing basis through our operating cash flow, which varies between $1.5 billion to $2.0 billion on an annual basis, as well as from the ongoing turnover in assets with shorter investment horizons and periodic monetization of our longer dated assets through the sale of co-investor participations, divestitures and refinancings. Accordingly, we consider ourselves to have the necessary liquidity to both manage our financial commitments and to capitalize on opportunities to invest capital at attractive returns. Nevertheless, we are cognizant of the current instability in the capital markets and continue to allocate capital in a prudent manner.

Deconsolidated Capitalization

The following table presents our deconsolidated capitalization. This basis of presentation is the same as our net invested capital used throughout our MD&A other than it excludes the capitalization of Brookfield Properties. Our deconsolidated debt to capitalization levels remain well within our target of 20% to 30% on a book value basis and, in our opinion, are very conservative on a market value basis at 12%.

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					Operating Cash Flow
	Capitalization Market Value [1]		Brookfield Invested Capital		Underlying		Remitted
AS AT AND FOR THE THREE MONTHS ENDED	June 30	Dec. 31	June 30	Dec. 31	June 30		June 30
(MILLIONS)	2008	2007	2008	2007	2008	2007	2008	2007
Corporate borrowings	$ 2,396	$2,048	$2,396	$2,048	$41	$30	$41	$30
Subsidiary borrowings [2]	738	711	738	711	20	16	20	16
Other liabilities	1,274	1,401	1,274	1,401	113	99	113	99
Capital securities	648	517	648	517	8	9	8	9
Non-controlling interests	11	9	11	9	—	—	—	—
Shareholders’ equity
Preferred equity	870	870	870	870	12	10	12	10
Common equity	20,439	22,262	6,284	6,644	366	430	325	348
Total capitalization / cash flows	$ 26,376	$27,818	$12,221	$12,200	$560	$594	$519	$512
Debt to total capitalization [3]	12%	10%	26%	23%
Interest coverage [4]					9x	13x	9x	11x
Fixed charge coverage [5]					7x	9x	6x	8x
1	Common equity values based on period end market prices
2	Guaranteed by the Corporation or issued by corporate subsidiaries
3	Corporate and subsidiary borrowings as a percentage of total capitalization
4	Total cash flows divided by interest on corporate and subsidiary borrowings
5	Total cash flows divided by interest on corporate and subsidiary borrowings and distributions on capital securities and preferred equity
6	Excludes the capitalization of Brookfield Properties Corporation

We describe the various components of our deconsolidated capitalization further within the next section.

Consolidated Capitalization

The following table presents Brookfield’s capitalization using book values on a fully consolidated and net invested basis together with the associated cash flows:

	Book Value
	Consolidated			Net Invested Capital
AS AT AND FOR THE THREE MONTHS ENDED (MILLIONS)	June 30 2008	March 31 2008	Dec. 31 2007	June 30 2008	March 31 2008	Dec. 31 2007
Corporate borrowings	$2,396	$2,428	$2,048	$2,396	$2,428	$2,048
Non-recourse borrowings
Property-specific mortgages	22,152	21,858	21,644	—	—	—
Subsidiary borrowings [1]	8,714	7,976	7,463	738	714	711
Other liabilities	11,612	11,543	11,102	4,407	4,577	3,148
Capital securities	1,681	1,531	1,570	1,681	1,531	1,570
Non-controlling interest in net assets	5,877	5,479	4,256	2,293	2,259	1,773
Shareholders’ equity
Preferred equity	870	870	870	870	870	870
Common equity	6,284	6,140	6,644	6,284	6,140	6,644
	$59,586	$57,825	$55,597	$18,669	$18,519	$16,764
1	Net amounts represent subsidiary obligations guaranteed by the Corporation or issued by corporate subsidiaries

Our consolidated capitalization includes 100% of the debt within consolidated entities even though in most cases we only own a portion of the entity and therefore our pro rata interest in this debt is much lower. Accordingly, we believe that the level of debt on this basis is relevant only in relation to the associated consolidated assets, as opposed to our equity.

Consolidated capitalization increased by $1.8 billion, or 3%, since March 31, 2008 and by $4.0 billion since the beginning of the year reflecting increases in corporate borrowings, additional property-specific mortgage debt on acquired assets and expanded financing on existing properties, as well as additional working capital associated with acquired operations.

Our capitalization on a net invested capital basis was $18.7 billion as at June 30, 2008, similar to the level at March 31, 2008, and $1.9 billion higher than year end. This basis excludes property-specific borrowings and other financial obligations that have no recourse to the Corporation. The book value of our common equity increased by $0.2 billion to $6.3 billion since March 3, 2008 due to retained earnings and unrealized gains recorded in shareholders equity.

32        Brookfield Asset Management  |  Q2 /2008 INTERIM REPORT

The market value of our common equity capitalization was $20.4 billion as at June 30, 2008, compared to $17.0 billion at March 31, 2008 and $22.3 billion at the end of 2007, reflecting the impact of volatile equity capital markets on our quoted share price.

Corporate Borrowings

Our corporate borrowings have an average term of nine years (2007 – 11 years) and more than 40% of the maturities extend beyond 2012. We hold cash, financial assets and have committed undrawn bank facilities which do not mature until 2012 that are available to fund shorter term maturities if we determine that this approach results in a lower cost of capital. Corporate borrowings at $2.4 billion were relatively unchanged from the beginning of the quarter.

	Net Invested Capital

(MILLIONS )	June 30 2008	March 31 2008	Dec. 31 2007
Commercial paper and bank borrowings	$526	$560	$167
Publicly traded term debt	1,870	1,868	1,881
Total	$2,396	$2,428	$2,048

The average interest rate on our corporate borrowings was 6% at quarter end, similar to 2007.

The Corporation has $1,445 million of committed corporate three-year and four-year revolving term credit facilities which are utilized principally as back-up credit lines to support commercial paper issuance. At June 30, 2008, $526 million of these facilities were drawn or allocated as back-up to outstanding commercial paper, and approximately $77 million (2007 – $63 million) of the facilities were utilized for letters of credit issued to support various business initiatives.

Property-specific Borrowings

As part of our financing strategy, we raise the majority of our debt capital in the form of asset-specific mortgages that have recourse only to the assets being financed and have no recourse to the Corporation.

	Net Invested Capital

(MILLIONS )	June 30 2008	March 31 2008	Dec. 31 2007
Commercial properties	$15,985	$15,646	$15,426
Power generation	3,696	3,497	3,488
Infrastructure	1,597	1,797	1,796
Development and other properties	874	918	934
Total	$22,152	$21,858	$21,644

During the second quarter, we refinanced a $1.2 billion loan secured by the U.S. Pacific Northwest timberlands with $1.0 billion of term debt with an average coupon of 5.17% and an average term of seven years. This contributed to a reduction in our consolidated property-specific financings in our infrastructure business of $0.2 billion. We arranged a number of financings within our property and renewable power operations, including a $120 million project financing secured by Brazilian power assets purchased during the quarter. We continue to be able to raise property-specific borrowing in the normal course of business notwithstanding the more challenging credit environment due to the quality of our assets and the sustainability of the cash flows.

Subsidiary Borrowings

We capitalize our subsidiary entities to maintain access to the debt capital markets, usually on an investment grade basis thereby reducing the demand for capital from the Corporation and sharing the cost of financing equally among equity holders.

Subsidiary borrowings have no recourse to the Corporation except for a limited number of exceptions. As at June 30, 2008, subsidiary borrowings included $738 million (2007 – $711 million) of financial obligations that are either guaranteed by the Corporation or are issued by direct corporate subsidiaries.

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	Net Invested Capital

(MILLIONS )	June 30 2008	March 31 2008	Dec. 31 2007
Subsidiary borrowings
Commercial properties	$2,987	$2,541	$2,418
Power generation	780	776	797
Infrastructure	9	8	8
Development and other properties	957	801	1,389
Investments and other	2,477	2,373	1,378
Corporate subsidiaries	738	714	711
Co-investor capital
Properties	766	763	762
Total	$8,714	$7,976	$7,463

Commercial property borrowings include a $1.6 billion loan backed by our Multiplex operations, which we acquired during 2007. This loan does not mature until March 2009 and represents a consolidated loan-to-value of less than 55%. We intend to refinance the balance with further asset sales and long-term financings during the balance of 2008 and early 2009. Our North American office property operations maintain $500 million of committed bank facilities, of which $123 million was undrawn at quarter end. Similarly, our renewable power operations maintain $379 million of facilities to support forward power sales arrangements and general corporate purposes of which $197 million was undrawn at quarter end. During the quarter we arranged $450 million committed bank financing within our infrastructure operations that was undrawn at quarter end. We have provided $243 million in loans to our U.S. residential operations over the past twelve months, enabling them to reduce bank debt by a similar amount.

Other Liabilities

	Brookfield Invested Capital
	Total			Net
(MILLIONS)	June 30 2008	Mar. 31 2008	Dec. 31 2007	June 30 2008	Mar. 31 2008	Dec. 31 2007
Accounts payable	$4,023	$3,814	$3,659	$1,804	$1,775	$1,130
Insurance liabilities	1,597	1,644	1,655	—	—	—
Deferred tax liability	1,706	1,648	1,523	760	765	1,044
Other liabilities	4,286	4,437	4,265	1,843	2,037	974
	$11,612	$11,543	$11,102	$4,407	$4,577	$3,148

Accounts payable and other liabilities include $1.4 billion associated with Brookfield Properties (2007 – $1.4 billion). Deferred taxes represent future tax obligations that arise largely due to holding assets whose book value exceeds their value for tax purposes.

Capital Securities

Distributions paid on these securities, which are largely denominated in Canadian dollars, are recorded as interest expense, even though the securities are preferred shares that are convertible into common equity at our option. The securities are classified as liabilities for Canadian GAAP purposes because the holders of the preferred shares have the right, after a fixed date, to convert the shares into common equity based on the market price of our common shares at that time.

We issued C$150 million of 5% preferred shares during the second quarter. The preferred shares pay dividends at a 5% rate and are convertible into common shares at the end of the fifth year.

The average distribution yield on the capital securities at June 30, 2008 was 6% (2007 – 6%) and the average term was six years (2007 – seven years).

34        Brookfield Asset Management  |  Q2 /2008 INTERIM REPORT

Interests of Co-investors

Interests of co-investors in net assets are comprised of two components: participating interests held by other holders in our funds and subsidiary companies, and non-participating preferred equity issued by subsidiaries.

	Number of Shares/	Brookfield Invested Capital
	% Interest	Total			Net
(MILLIONS)	June 30 2008	June 30 2008	March 31 2008	Dec. 31 2007	June 30 2008	March 31 2008	Dec. 31 2007
Participating interests
Property
Brookfield Properties Corporation	198.0 / 49%	$1,562	$1,582	$1,622	$1,562	$1,582	$1,622
Brookfield Homes Corporation	11.0 / 42%	227	246	245	—	—	—
Property funds and other	various	918	832	843	—	—	—
Power generation	various	200	167	170	—	—	—
Infrastructure
Timberlands	45% / 72%	520	541	314	—	—	—
Transmission	various	323	308	—	—	—	—
Other	various	1,396	1,126	911	—	—	—
		5,146	4,802	4,105	1,562	1,582	1,622
Non-participating interests
Brookfield Multiplex Group		580	536	—	580	536	—
Brookfield Properties Corporation		151	141	151	151	141	151
		731	677	151	731	677	151
		$5,877	$5,479	$4,256	$2,293	$2,259	$1,773

We include Brookfield Properties on a fully consolidated basis in our segmented basis of presentation and accordingly the interests of others in these operations are reflected in both the total and net results. The other entities shown above are presented on a deconsolidated basis in our segmented analysis, and, as a result, the interests of other shareholders are presented in total invested capital and total operating cash flow only.

Shareholders’ Equity

Preferred equity consists of perpetual preferred shares that represent an attractive form of leverage for common shareholders, and unchanged during the quarter.

(MILLIONS)	June 30 2008	March 31 2008	Dec. 31 2007
Common equity – book value	$6,284	$6,140	$6,644
Common equity – market value	20,439	16,997	22,262

The market value of our common equity was $20.4 billion at the end of June 30, 2008. We repurchased 0.6 million common shares during the quarter at an average price of $30.07 per share.

OUTLOOK

The fundamentals in nearly all of our businesses remain positive.

Within our asset management activities, we continue to seek to expand our distribution capabilities, our client base and the amount of capital committed to us which should increase the capital available to invest and lead to growth in asset management income and assets under management. This is an area of particular emphasis for us in 2008.

The investment market has become less competitive and acquisition prices have declined due in large part to reduced availability of low-cost capital for many investors. We are well capitalized with access to liquidity from our own balance sheet as well as our clients, financial partners and capital markets. We believe the breadth of our Operating Platform and our disciplined approach to investing should enable us to continue to invest capital on a favourable basis. Nevertheless we are exercising patience.

In our office property sector, the current and long-term fundamentals remain favourable for well located high quality properties, although economic weakness in a number of markets has affected and continues to affect demand by users of office space over

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the near term. As a result, rental rates are expected to stabilize and possibly decline in some markets particularly financial centers, and any significant slowdown in the economy could have a further dampening effect on office markets in general. On the other hand, commodity influenced markets such as Calgary, Houston, and Perth continue to experience continued strengthening. We have been able to increase the average lease rate in our portfolio as our average in place rents are well below market rents in almost all of our major markets, and our strong tenant lease profile, low vacancies give us a high level of confidence that we can achieve our operating targets in 2008. A general lack of development, especially in central business districts, has also created stability from a supply perspective.

Residential markets remain mixed in our core markets. The current supply/demand imbalance in U.S. markets has reduced operating margins and must be worked through before we will see margin improvements and growth. Our Alberta operations have benefited greatly from the continued expansion of activity in the oil industry. Most of the land holdings were purchased in the mid-1990s or earlier and as a result have an embedded cost advantage today. This led to particularly strong growth until the second half of 2007, and most recently, supply concerns due to an increase in resale and standing inventory, resulting in lower volumes in the first quarter of 2008. However, the economic conditions remain favourable.

Our power operations experienced higher water levels during 2008 following below average conditions over 2007. Market prices have strengthened recently and our strategy of locking in future prices through contractual arrangements and our ability to deliver power at peak price intervals enabled us to achieve higher realized prices. We are well positioned to exceed our hydrology targets in 2008 based on current storage levels if normal hydrology conditions prevail throughout the balance of the year. We have approximately 80% of our power sales fixed for the next two years at favourable prices. Accordingly, we expect to record the highest level of operating cash flows in our history from this segment in 2008.

Within our infrastructure operations, we expect our transmission operations to provide improved returns over 2007 due to rate increases and favourable currency appreciation. We expect our timber operations to experience lower demand and pricing due to weakness in the U.S. homebuilding sector, although we intend to mitigate this by adjusting our harvest plan to preserve value and by increasing exports to Asia. The net contribution from our existing infrastructure operations will be reduced in 2008 from 2007 due to the ownership interests in these operations that are now held by unitholders in Brookfield Infrastructure.

We continue to expand our specialty funds operations by committing additional resources and launching new funds. We will focus on maintaining a high level of invested capital, and deploy the capital from new funds, which should lead to continued growth. We expect that the current difficulties in credit markets will lead to a greater number of opportunities for our restructuring operations and more attractive pricing for our real estate finance groups.

The increase in the value of various currencies against the U.S. dollar relative to 2007 is expected to have a positive impact on the contribution from our operations that are denominated in these other currencies, notably the Canadian dollar, the Brazilian real and the Australian dollar. The lower interest rates in many economies has had a beneficial impact on our results, although most of our cash flows are fixed rate in nature.

There are many factors that could impact our performance in 2008, both positively and negatively. While we expect to demonstrate continued growth during 2008, our 2006 and 2007 reported results may be unrealistic comparative measures due to the significant realization and other gains recorded during each year. It is for that reason, among others, that we measure our growth over the long-term as opposed to quarter-over-quarter or year-over-year. We describe the material aspects of our business environment and risks in Part 4 of the MD&A in our 2007 Annual Report.

We will continue to manage our business with the objective of reducing the impact of short-term market fluctuations through the use of long-term revenue contracts and long-term financings, among other measures. This approach to business provides us with confidence that we will meet our ongoing performance objectives with respect to cash flow growth and value creation.

36        Brookfield Asset Management  |  Q2 /2008 INTERIM REPORT

PART 3 – ANALYSIS OF CONSOLIDATED FINANCIAL STATEMENTS

The information in this section enables the reader to reconcile this basis of presentation in our consolidated financial statements to that employed elsewhere in the Interim Report. We also provide additional information for certain items not covered within that section. The tables presented on pages 40 to 42 provide a detailed reconciliation between our consolidated financial statements and the basis of presentation throughout the balance of this report.

CONSOLIDATED BALANCE SHEETS

Total assets at book value increased to $59.6 billion as at June 30, 2008 from $55.6 billion at the end of 2007.

	Book Value
(MILLIONS)	June 30 2008	March 31 2008	December 31 2007
Assets
Cash and cash equivalents	$1,532	$1,567	$1,561
Financial assets	1,467	1,470	1,529
Investments	1,033	1,033	1,352
Accounts receivable and other	7,534	7,414	7,327
Intangible assets	1,935	1,750	1,773
Goodwill	2,017	1,728	1,528
Operating assets
Property, plant and equipment	39,989	38,536	37,790
Securities	1,821	1,896	1,828
Loans and notes receivable	2,258	2,431	909
	$59,586	$57,825	$55,597

Investments

Investments represent equity accounted interests in partially owned companies as set forth in the following table, which are discussed further within the relevant business segments in the Description of Operating Platforms.

		% of Investment			Book Value
(MILLIONS)	Business Segment	June 30 2008	March 31 2008	Dec. 31 2007	June 30 2008	March 31 2008	Dec. 31 2007
Property funds	Commercial Office	20 - 25%	20 - 25%	20 - 25%	$171	$205	$382
Chile transmission	Transmission	17%	21%	28%	378	375	330
Brazil transmission	Transmission	7.5 - 25%	7.5 -25%	7.5 -25%	238	203	205
Norbord Inc.	Investments	35%	42%	41%	124	168	180
Real Estate Finance Fund	Specialty Funds	33%	33%	27%	—	—	148
Other	Various				122	82	107
Total					$1,033	$1,033	$1,352

We sold our interests in one of the commercial office funds that we had previously acquired through our purchase of Multiplex. We began accounting for our investment in our first Real Estate Finance Fund on a consolidated basis due to the increase in our ownership level and the performance income that is likely to be earned by us from this fund.

Goodwill

Goodwill represents purchase consideration that is not specifically allocated to the tangible and intangible assets being acquired. The balance increased by $411 million during the year due to the reallocation of values attributed to the Multiplex property business acquired in late 2007.

Brookfield Asset Management  |  Q2 /2008 INTERIM REPORT         37

Property, Plant and Equipment

(MILLIONS)	June 30 2008	March 31 2008	Dec. 31 2007
Commercial properties	$21,102	$20,867	$20,984
Power generation	5,675	5,122	5,137
Infrastructure	2,996	3,020	3,046
Development and other properties	9,175	8,525	7,573
Other plant and equipment	1,041	1,002	1,050
	$39,989	$38,536	$37,790

The changes in these balances are discussed within each of the relevant business units within the Description of Operating Platforms section. Commercial properties includes office and retail property assets. Development and other properties include opportunity investments, residential properties, properties under development and properties held for development.

Securities

Securities include $1.4 billion (2007 – $1.6 billion) of largely fixed income securities held through our insurance operations, as well as our $182 million (2007 – $182 million) common share investment in Canary Wharf Group, which is included in our core office property operations and continues to be carried at historic cost.

Loans and Notes Receivable

Loans and notes receivable consist largely of loans advanced by our bridge lending operations, included in specialty funds. The increase is principally due to the consolidation of our first Real Estate Finance Fund beginning the first quarter of 2008.

CONSOLIDATED STATEMENTS OF NET INCOME

We discuss Net Income in detail beginning on page 29 and provide a reconciliation to operating cash flow.

CONSOLIDATED STATEMENTS OF CASH FLOWS

The following table summarizes the company’s cash flows on a consolidated basis:

	Three Months Ended		Six Months Ended
FOR THE PERIODS ENDED JUNE 30 (MILLIONS)	2008	2007	2008	2007
Operating activities	$500	$331	$969	$718
Financing activities	365	1,898	487	1,589
Investing activities	(900)	(2,115)	(1,485)	(2,176)
Increase (Decrease) in cash and cash equivalents	$(35)	$114	$(29)	$131

Operating Activities

Cash flow from operating activities is reconciled to the operating cash flow measure utilized elsewhere in this report as follows:

	Three Months Ended		Six Months Ended
FOR THE PERIODS ENDED JUNE 30 (MILLIONS)	2008	2007	2008	2007
Operating cash flow	$378	$440	$821	$1,011
Adjust for:
Net change in working capital balances and other	(35)	(165)	(127)	(317)
Realization gains	—	(100)	—	(265)
Undistributed non-controlling interests in cash flow	157	156	275	289
Cash flow from operating activities	$500	$331	$969	$718

Operating cash flow is discussed in detail elsewhere in this report. We retained $157 million (2007 – $156 million) of operating cash flow within our consolidated subsidiaries in excess of that distributed by way of dividends.

38        Brookfield Asset Management  |  Q2 /2008 INTERIM REPORT

Financing Activities

Financing activities generated $365 million of cash during the second quarter of 2008, compared with $1,898 million in 2007.

During the quarter, we completed a number of refinancings within our property, power and infrastructure operations, lengthening our maturity profile, although the net debt levels were relatively unchanged. Net proceeds from property specific mortgages, net of amortization and repayment, totalled $155 million in the quarter. In 2007, net proceeds from property specific financings were $1,073 million, including the acquisition of timberlands in the Pacific northwest and refinancing of power generating facilities. Proceeds from corporate borrowings in 2007 reflected the issuance of long term public bonds.

During the quarter, we issued C$150 million of preferred shares for net proceeds of $143 million. The second quarter of 2007 included the issuance of C$200 million of perpetual preferred shares. We paid shareholder distributions to holders of our common and preferred shares totalling $88 million (2007 – $77 million).

Investing Activities

We invested net capital of $900 million on a consolidated basis during the second quarter of 2008, compared with a net investment of $2,115 million during the same period in 2007. We acquired a 156 megawatt hydro facility in Brazil for a purchase cost of $247 million and continued to invest in our commercial properties under development and our Brazilian residential operations. In 2007, we acquired timberlands in the Pacific Northwest for a purchase cost, excluding assumed debt, of approximately $1,610 million that is included in infrastructure operations.

Brookfield Asset Management  |  Q2 /2008 INTERIM REPORT         39

RECONCILIATION OF SEGMENTED DISCLOSURE TO CONSOLIDATED FINANCIAL STATEMENTS

Balance Sheet	AS AT JUNE 30, 2008
(MILLIONS)	Commercial Properties	Power	Infrastructure	Development and Other	Specialty Funds	Investments	Cash and Financial Assets	Other Assets	Corporate	Consolidated
Assets
Operating assets
Property, plant and equipment
Commercial properties	$21,102	$—	$—	$—	$—	$—	$—	$—	$—	$21,102
Power generation	—	5,675	—	—	—	—	—	—	—	5,675
Infrastructure	—	—	2,996	—	—	—	—	—	—	2,996
Development and other properties	397	—	105	8,558	—	115	—	—	—	9,175
Other plant and equipment	—	—	—	38	666	337	—	—	—	1,041
Securities	182	—	—	—	243	1,396	—	—	—	1,821
Loans and notes receivable	—	—	—	—	2,204	54	—	—	—	2,258
Cash and cash equivalents	197	127	67	231	147	195	568	—	—	1,532
Financial assets	—	435	—	(226)	261	—	997	—	—	1,467
Investments	171	—	616	35	46	156	9	—	—	1,033
Accounts receivable and other	879	1,126	161	2,111	898	1,328	105	2,861	—	9,469
Goodwill	65	32	591	945	—	38	—	346	—	2,017
Total assets	$22,993	$7,395	$4,536	$11,692	$4,465	$3,619	$1,679	$3,207	$—	$59,586
Liabilities and shareholders’ equity
Corporate borrowings	$—	$—	$—	$—	$—	$—	$—	$—	$2,396	$2,396
Property-specific financing	14,066	3,696	1,597	2,793	—	—	—	—	—	22,152
Other debt of subsidiaries	2,166	780	9	2,544	1,636	315	526	—	738	8,714
Accounts payable and other liabilities	1,545	1,110	636	1,495	563	1,856	—	—	4,407	11,612
Capital securities	—	—	—	—	—	—	—	—	1,681	1,681
Non-controlling interests in net assets	431	249	843	715	1,103	238	5	—	2,293	5,877
Preferred equity	—	—	—	—	—	—	—	—	870	870
Common equity / net invested capital	4,785	1,560	1,451	4,145	1,163	1,210	1,148	3,207	(12,385)	6,284
Total liabilities and shareholders’ equity	$22,993	$7,395	$4,536	$11,692	$4,465	$3,619	$1,679	$3,207	$—	$59,586

	AS AT DECEMBER 31, 2007
(MILLIONS)	Commercial Properties	Power	Infrastructure	Development and Other	Specialty Funds	Investments	Cash and Financial Assets	Other Assets	Corporate	Consolidated
Assets
Operating assets
Property, plant and equipment
Commercial properties	$20,984	$—	$—	$—	$—	$—	$—	$—	$—	$20,984
Power generation	—	5,137	—	—	—	—	—	—	—	5,137
Infrastructure	—	—	3,046	—	—	—	—	—	—	3,046
Development and other properties	—	—	106	7,389	—	78	—	—	—	7,573
Other plant and equipment	18	—	—	—	632	398	2	—	—	1,050
Securities	182	—	—	—	—	1,646	—	—	—	1,828
Loans and notes receivable	—	—	—	—	856	53	—	—	—	909
Cash and cash equivalents	470	77	38	305	74	237	360	—	—	1,561
Financial assets	—	707	—	(41)	180	—	683	—	—	1,529
Investments	382	—	535	30	194	194	17	—	—	1,352
Accounts receivable and other	2,585	848	119	1,398	800	1,208	305	1,837	—	9,100
Goodwill	694	33	591	—	—	37	—	173	—	1,528
Total assets	$25,315	$6,802	$4,435	$9,081	$2,736	$3,851	$1,367	$2,010	$—	$55,597
Liabilities and shareholders’ equity
Corporate borrowings	$—	$—	$—	$—	$—	$—	$—	$—	$2,048	$2,048
Property-specific financing	13,722	3,488	1,796	2,638	—	—	—	—	—	21,644
Other debt of subsidiaries	3,180	797	9	1,364	637	371	394	—	711	7,463
Accounts payable and other liabilities	3,155	879	668	876	434	1,877	65	—	3,148	11,102
Capital securities	—	—	—	—	—	—	—	—	1,570	1,570
Non-controlling interests in net assets	455	213	317	662	528	267	41	—	1,773	4,256
Preferred equity	—	—	—	—	—	—	—	—	870	870
Common equity / net invested capital	4,803	1,425	1,645	3,541	1,137	1,336	867	2,010	(10,120)	6,644
Total liabilities and shareholders’ equity	$25,315	$6,802	$4,435	$9,081	$2,736	$3,851	$1,367	$2,010	$—	$55,597

40        Brookfield Asset Management  |  Q2 /2008 INTERIM REPORT

Results from Operations	FOR THE SIX MONTHS ENDED JUNE 30, 2008
(MILLIONS)	Asset Management	Commercial Properties	Power	Infrastructure	Development and Other	Specialty Funds	Investments	Investment Income / Gains	Corporate	Consolidated
Fees earned	$227	$—	$—	$—	$—	$—	$—	$—	$—	$227
Revenues less direct operating costs
Commercial properties	—	848	—	—	—	—	—	—	—	848
Power generation	—	—	515	—	—	—	—	—	—	515
Infrastructure	—	—	—	92	—	—	—	—	—	92
Development and other properties	—	(1)	—	2	180	—	2	—	—	183
Specialty funds	—	—	—	—	—	223	—	—	—	223
Investment and other income	—	49	—	68	(4)	3	166	172	—	454
	227	896	515	162	176	226	168	172	—	2,542
Expenses
Interest	—	522	160	49	26	48	20	15	162	1,002
Asset management and other operating costs	—	—	—	2	(2)	—	8	—	305	313
Current income taxes	—	8	13	8	(3)	2	7	—	3	38
Non-controlling interests	—	28	51	35	24	61	—	—	181	380
Net income before the following	227	338	291	68	131	115	133	157	(651)	809
Dividends	—	—	—	—	—	—	12	—	—	12
Cash flow from operations	227	338	291	68	131	115	145	157	(651)	821
Allocation of fees on Brookfield capital	170	(94)	(36)	(15)	(11)	(14)	—	—	—	—
	397	244	255	53	120	101	145	157	(651)	821
Less: asset management expenses	(177)	—	—	—	—	—	—	—	177	—
non-controlling interests	(35)	—	—	—	—	—	—	—	35	—
Cash flow from operations	$185	$244	$255	$53	$120	$101	$145	$157	$(439)	$821

	FOR THE SIX MONTHS ENDED JUNE 30, 2007
(MILLIONS)	Asset Management	Commercial Properties	Power	Infrastructure	Development and Other	Specialty Funds	Investments	Investment Income / Gains	Corporate	Consolidated
Fees earned	$227	$—	$—	$—	$—	$—	$—	$—	$—	$227
Revenues less direct operating costs
Commercial properties	—	784	—	—	—	—	—	—	—	784
Power generation	—	—	358	—	—	—	—	—	—	358
Infrastructure	—	—	—	203	—	—	—	—	—	203
Development and other properties	—	1	—	4	262	—	(4)	—	—	263
Specialty funds	—	—	—	—	—	121	—	—	—	121
Investment and other income	—	—	—	6	—	2	107	157	—	272
	227	785	358	213	262	123	103	157	—	2,228
Expenses
Interest	—	391	133	115	27	9	6	4	137	822
Asset management and other operating costs	—	—	—	—	—	—	13	—	202	215
Current income taxes	—	1	5	4	10	1	15	—	10	46
Non-controlling interests	—	56	32	31	58	25	6	—	201	409
Net income before the following	227	337	188	63	167	88	63	153	(550)	736
Dividends	—	—	—	—	—	—	10	—	—	10
Xstrata debenture gain	—	—	—	—	—	—	—	265	—	265
Cash flow from operations	227	337	188	63	167	88	73	418	(550)	1,011
Allocation of fees on Brookfield capital	133	(70)	(34)	(8)	(11)	(10)	—	—	—	—
	360	267	154	55	156	78	73	418	(550)	1,011
Less: asset management expenses	(115)	—	—	—	—	—	—	—	115	—
non-controlling interests	(32)	—	—	—	—	—	—	—	32	—
Cash flow from operations	$213	$267	$154	$55	$156	$78	$73	$418	$(403)	$1,011

Brookfield Asset Management  |  Q2 /2008 INTERIM REPORT         41

Results from Operations	FOR THE THREE MONTHS ENDED JUNE 30, 2008
(MILLIONS)	Asset Management	Commercial Properties	Power	Infrastructure	Development and Other	Specialty Funds	Investments	Investment Income / Gains	Corporate	Consolidated
Fees earned	$113	$—	$—	$—	$—	$—	$—	$—	$—	$113
Revenues less direct operating costs
Commercial properties	—	427	—	—	—	—	—	—	—	427
Power generation	—	—	264	—	—	—	—	—	—	264
Infrastructure	—	—	—	44	—	—	—	—	—	44
Development and other properties	—	(2)	—	2	116	—	3	—	—	119
Specialty funds	—	—	—	—	—	119	—	—	—	119
Investment and other income	—	8	—	49	(3)	2	50	36	—	142
	113	433	264	95	113	121	53	36	—	1,228
Expenses
Interest	—	260	82	24	(8)	16	11	6	84	475
Asset management and other operating costs	—	—	—	2	(2)	—	7	—	141	148
Current income taxes	—	4	11	6	3	2	(6)	—	1	21
Non-controlling interests	—	13	28	23	18	32	(4)	—	102	212
Net income before the following	113	156	143	40	102	71	45	30	(328)	372
Dividends from Norbord	—	—	—	—	—	—	6	—	—	6
Cash flow from operations	113	156	143	40	102	71	51	30	(328)	378
Allocation of fees on Brookfield capital	82	(44)	(18)	(7)	(6)	(7)	—	—	—	—
	195	112	125	33	96	64	51	30	(328)	378
Less: asset management expenses	(85)	—	—	—	—	—	—	—	85	—
non-controlling interests	(15)	—	—	—	—	—	—	—	15	—
Cash flow from operations	$95	$112	$125	$33	$96	$64	$51	$30	$(228)	$378

	FOR THE THREE MONTHS ENDED JUNE 30, 2007
(MILLIONS)	Asset Management	Commercial Properties	Power	Infrastructure	Development and Other	Specialty Funds	Investments	Investment Income / Gains	Corporate	Consolidated
Fees earned	$95	$—	$—	$—	$—	$—	$—	$—	$—	$95
Revenues less direct operating costs
Commercial properties	—	398	—	(2)	—	—	—	—	—	396
Power generation	—	—	170	—	—	—	—	—	—	170
Infrastructure	—	—	—	114	—	—	—	—	—	114
Development and other properties	—	1	—	4	113	—	(1)	—	—	117
Specialty funds	—	—	—	—	—	59	—	—	—	59
Investment and other income	—	(2)	—	3	2	1	67	72	—	143
	95	397	170	119	115	60	66	72	—	1,094
Expenses
Interest	—	191	69	72	14	5	—	4	69	424
Asset management and other operating costs	—	—	—	—	—	—	6	—	99	105
Current income taxes	—	(1)	3	1	7	1	10	—	5	26
Non-controlling interests	—	43	15	10	12	13	2	—	109	204
Net income before the following	95	164	83	36	82	41	48	68	(282)	335
Dividends	—	—	—	—	—	—	5	—	—	5
Xstrata debenture gain	—	—	—	—	—	—	—	100	—	100
Cash flow from operations	95	164	83	36	82	41	53	168	(282)	440
Allocation of fees on Brookfield capital	75	(38)	(17)	(6)	(5)	(9)	—	—	—	—
	170	126	66	30	77	32	53	168	(282)	440
Less: asset management expenses	(61)	—	—	—	—	—	—	—	61	—
non-controlling interests	(17)	—	—	—	—	—	—	—	17	—
Cash flow from operations	$92	$126	$66	$30	$77	$32	$53	$168	$(204)	$440

42        Brookfield Asset Management  |  Q2 /2008 INTERIM REPORT

PART 4 – SUPPLEMENTAL INFORMATION

This section contains information required by applicable continuous disclosure guidelines and to facilitate additional analysis.

CONTRACTUAL OBLIGATIONS

Our 2007 annual report contains a table and description of our contractual obligations, which consist largely of long-term financial obligations, as well as commitments to provide bridge financing, capital subscriptions, and letters of credit and guarantees provided in respect of power sales contracts and reinsurance obligations in the normal course of business.

DISCLOSURE CONTROLS

Management, including the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in the Canadian Securities Administrators Multilateral Instrument 52-109). Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that such disclosure controls and procedures were effective as of June 30, 2008 in providing reasonable assurance that material information relating to the company and the consolidated subsidiaries would be made known to them within those entities.

ADDITIONAL SHARE DATA

Basic and Diluted Earnings Per Share

The components of basic and diluted earnings per share are summarized in the following table:

	Three Months Ended June 30		Six Months Ended June 30
(MILLIONS)	2008	2007	2008	2007
Net income	$110	$153	$307	$348
Preferred share dividends	(12)	(10)	(24)	(19)
Net income available for common shareholders	$98	$143	$283	$329
Weighted average – common shares	583	582	583	582
Dilutive effect of the conversion of options using treasury stock method	12	19	12	19
Common shares and common share equivalents	595	601	595	601

Issued and Outstanding Common Shares

The number of issued and outstanding common shares changed as follows:

	Three Months Ended June 30		Six Months Ended June 30
(MILLIONS)	2008	2007	2008	2007
Outstanding at beginning of period	581.7	582.1	583.6	581.8
Issued (repurchased)
Management share option plan	2.7	1.8	2.9	2.2
Issuer bid purchases	(0.6)	(0.3)	(2.7)	(0.4)
Outstanding at end of period	583.8	583.6	583.8	583.6
Unexercised options	27.9	29.8	27.9	29.8
Total diluted common shares at end of period	611.7	613.4	611.7	613.4

In calculating our book value per common share, the cash value of our unexercised options of $535 million (2007 – $469 million) is added to the book value of our common share equity of $6,284 million (2007 – $6,644 million) prior to dividing by the total diluted common shares presented above.

Brookfield Asset Management  |  Q2 /2008 INTERIM REPORT         43

CHANGES IN ACCOUNTING POLICIES

Financial Instruments – Disclosures and Presentation

On December 1, 2006, the Canadian Institute of Chartered Accountants (“CICA”) issued two new accounting standards, Section 3862, Financial Instruments – Disclosures and Section 3863, Financial Instruments – Presentation. These standards replace Section 3861, Financial Instruments – Disclosure and Presentation and enhance the disclosure of the nature and extent of risks arising from financial instruments and how the entity manages those risks. These new standards became effective for the company on January 1, 2008 and the related disclosure is included as Note 7 to the consolidated financial statements in this report.

Capital Disclosures

On December 1, 2006, the CICA issued Section 1535, Capital Disclosures. Section 1535 requires the disclosure of: (i) an entity’s objectives, policies and process for managing capital; (ii) quantitative data about an entity’s managed capital; (iii) whether an entity has complied with capital requirements; and (iv) if an entity has not complied with such capital requirements, the consequences of such non-compliance. This new standard became effective for the company on January 1, 2008 and the related disclosure is included as Note 8 to the consolidated financial statements in this report.

Inventories

In June 2007, the CICA issued Section 3031, Inventories, replacing Section 3030, Inventories. This standard provides guidance on the determination of the cost of inventories and the subsequent recognition as an expense, including any write-down to net relizable value. This new standard became effective for the company on January 1, 2008. The impact of adopting this new standard was a $4 million reduction of opening retained earnings.

Future Changes in Accounting Policies

The Accounting Standards Board confirmed in February 2008 that International Financial Reporting Standards (“IFRS”) will replace Canadian GAAP for publicly accountable enterprises for financial periods beginning on and after January 1, 2011. The Canadian Securities Administrators (“CSA”) in Staff Notice 52-321 – Early adoption of International Financial Reporting Standards, use of US GAAP and reference to IFRS-IASB also indicated that it would be prepared to provide exemptive relief to a Canadian reporting issuer permitting it to prepare its financial statements in accordance with IFRS for financial periods beginning before January 1, 2011. Brookfield is giving consideration in preparing its financial statements in accordance with IFRS for periods beginning on and after January 1, 2009 subject to regulatory and other approvals.

The Corporation’s IFRS conversion plan is comprehensive and addresses matters including changes in accounting policy, the restatement of comparative periods, organizational and internal control, the modification of existing systems and the training and awareness of staff, in addition to other related business matters. Each of the Corporation’s operating platforms has also established implementation teams comprised of members of senior management to facilitate Brookfield’s conversion to IFRS. Overall responsibility for the implementation and success of the Corporation’s conversion plan rests with Brookfield’s senior financial management who report to and are overseen by the Corporation’s Audit Committee.

IFRS are premised on a conceptual framework similar to Canadian GAAP, however, significant differences exist in certain matters of recognition, measurement and disclosure. While the adoption of IFRS will not change the actual cash flows generated by the Corporation, the adoption of IFRS will result in changes to the reported financial position and results of operations of the Corporation, the effects of which management expect to be material. A detailed analysis of the differences between IFRS and Brookfield’s current accounting policies under Canadian GAAP is currently in process. Management expects the most significant effects of adopting IFRS to be to the carrying values of real estate, power generation, infrastructure and certain other property, plant and equipment along with the corresponding impact on reported earnings, the recognition of performance fee income and carried interests earned, the Corporation’s accounting for joint ventures, deferred taxes, financial instruments, the determination of whether to consolidate certain entities and the accounting for business combinations.

44        Brookfield Asset Management  |  Q2 /2008 INTERIM REPORT

CORPORATE DIVIDENDS

The distributions paid by Brookfield on outstanding securities during the first six months of 2008 and the same period in 2007 and 2006 are as follows:

	Distribution per Security
	2008	2007	2006
Class A Common Shares	$0.25	$0.23	$0.18
Class A Common Shares – special [1]	0.94	—	—
Class A Preferred Shares
Series 2	0.48	0.46	0.41
Series 4 + Series 7	0.48	0.46	0.41
Series 8	0.67	0.48	0.50
Series 9	0.54	0.48	0.62
Series 10	0.71	0.63	0.63
Series 11	0.68	0.61	0.60
Series 12	0.67	0.59	0.59
Series 13	0.48	0.46	0.41
Series 14	1.76	1.66	1.42
Series 15	0.56	0.52	0.46
Series 17 [2]	0.59	0.52	—
Series 18 [3]	0.59	0.15	—
Preferred Securities
Due 2050 [4]	—	0.01	0.92
Due 2051 [5]	—	0.91	0.91
1	Represented the book value of Brookfield Infrastructure special dividend
2	Issued November 20, 2006
3	Issued May 9, 2007
4	Redeemed January 2, 2007
5	Redeemed July 3, 2007

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QUARTERLY RESULTS

Net income and operating cash flows for the eight recently completed quarters are as follows:

	2008		2007				2006
(MILLIONS)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Total revenues	$3,436	$3,210	$3,158	$2,219	$2,125	$1,841	$2,904	$1,405
Fees earned	113	114	92	96	95	132	70	64
Revenues less direct operating costs
Commercial property	427	421	414	350	396	388	322	194
Power generation	264	251	148	105	170	188	142	122
Infrastructure	44	48	33	54	114	89	70	80
Development and other properties	119	64	115	40	117	146	164	107
Specialty funds	119	104	233	16	59	62	131	29
Investment and other income	142	312	133	248	116	129	78	180
Realization gains	—	—	204	—	27	—	528	79
	1,228	1,314	1,372	909	1,094	1,134	1,505	855
Expenses
Interest	475	527	510	454	424	398	420	291
Asset management and other operating costs	148	165	141	108	105	110	108	70
Current income taxes	21	17	28	(6)	26	20	68	23
Non-controlling interest in net income before the following	212	168	124	103	204	205	142	108
Net income before the following	372	437	569	250	335	401	767	363
Equity accounted income (loss) from investments	(15)	(13)	(4)	—	(29)	(39)	(10)	(7)
Depreciation and amortization	(328)	(314)	(294)	(250)	(267)	(223)	(233)	(136)
Provisions and other	(46)	(63)	(95)	(33)	11	5	(37)	4
Future income taxes	3	18	35	11	(69)	(65)	3	(49)
Non-controlling interests in the foregoing items	124	132	135	115	172	116	121	70
Net income	$110	$197	$346	$93	$153	$195	$611	$245

Cash flow from operations for the last eight quarters are as follows:

	2008		2007				2006
(MILLIONS, EXCEPT PER SHARE AMOUNTS)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Net income before the following	$372	$437	$569	$250	$335	$401	$767	$363
Dividends from equity accounted investments	6	6	6	5	5	5	5	5
Dividends from Canary Wharf [1]	—	—	—	—	—	—	87	—
Exchangeable debenture gain	—	—	—	66	100	165	—	—
Cash flow from operations and gains	378	443	575	321	440	571	859	368
Preferred share dividends	12	12	12	13	10	9	8	7
Cash flow to common shareholders	$366	$431	$563	$308	$430	$562	$851	$361
Common equity – book value	$6,284	$6,140	$6,644	$6,328	$6,337	$6,061	$5,395	$4,905
Common shares outstanding	583.8	581.7	583.6	581.0	583.6	582.2	581.8	581.0
Per common share
Cash flow from operations	$0.62	$0.72	$0.94	$0.52	$0.72	$0.93	$1.42	$0.60
Net income	0.17	0.31	0.56	0.13	0.24	0.31	1.01	0.40
Dividends	0.13	0.12	0.12	0.12	0.12	0.11	0.11	0.11
Book value	11.15	10.95	11.64	11.17	11.07	10.59	9.37	8.60
Market trading price (NYSE)	32.54	26.83	35.67	38.50	39.90	34.84	32.12	29.56
1	Reflects amount of dividend recorded as a capital reduction for the purposes of calculating net income under GAAP

The dividends recorded from Canary Wharf are included in both net income and operating cash flow during 2008, whereas the 2006 dividend was included in cash flow only as their dividend was considered to be a return of capital for the purposes of calculating net income.

46        Brookfield Asset Management  |  Q2 /2008 INTERIM REPORT

ASSETS UNDER MANAGEMENT

The following tables set forth the assets, net invested capital and commitments managed by Brookfield, including the amounts managed on behalf of co-investors:

		Total Assets Under Management			Co-investor Interests		Brookfield’s Ownership Level
	Year Formed	Assets	Net Invested Capital	Committed Capital [1]	Net Invested Capital	Committed Capital
AS AT JUNE 30, 2008 (MILLIONS )
Core and Value Add
U.S. Core Office [2]	2006	$7,649	$1,777	$1,950	$985	$1,025	62%
Canadian Core Office [2]	2005	1,586	867	867	650	650	25%
Multiplex Funds [3]	2007	2,666	944	944	767	767	various
West Coast Timberlands [4]	2005	891	527	527	385	385	28%
East Coast Timber Fund	2006	198	108	108	66	66	45%
Transmission – Chile [4]	2006	2,668	1,402	1,402	1,172	1,172	17%
Timber – U.S. [4]	2008	2,457	875	875	79	79	83%
Transmission – Canada / Brazil [4]	2008	495	358	358	204	204	various
Bridge Loan I	2003	1,073	1,073	1,246	671	683	28%
Bridge Loan II	2007	118	118	916	97	682	26%
Real Estate Finance	various	2,893	1,347	1,865	1,082	1,444	4-51%
Brookfield Real Estate Services Fund	2003	140	84	84	59	59	25%
		22,834	9,480	11,142	6,217	7,216
Opportunity and Private Equity
Real Estate Opportunity	2006	951	235	254	99	118	52%
Real Estate Opportunity II	2007	565	145	202	53	77	62%
Brazil Retail Property	2006	1,915	343	830	235	610	25%
Brazil Timber	2008	—	—	280	—	230	18%
Residential Properties – U.S. [5]	2007	1,226	455	455	200	200	29%
Tricap Restructuring I	2002	903	387	387	193	193	48%
Tricap Restructuring II	2006	849	597	975	341	590	36%
		6,409	2,162	3,383	1,121	2,018
Listed Securities and Fixed Income
Equity Funds	various	5,489	5,489	5,489	5,489	5,489	3%
Fixed Income Funds	various	20,637	20,637	20,637	20,637	20,637	n/a
		26,126	26,126	26,126	26,126	26,126
Total fee bearing assets/capital		55,369	37,768	40,651	$33,464	$35,360
Directly Held Non-Fee Bearing Assets
Core Office – North America [2]		10,336	2,195	2,195
Core Office – Europe		795	251	251
Core Office – Australia		3,502	1,050	1,050
Residential Properties – Canada 2 / Brazil		2,396	645	645
Power Generation – North America		6,455	1,159	1,159
Power Generation – Brazil		940	650	650
Timber – Brazil		117	87	87
Other		15,096	9,061	9,061
		39,637	15,098	15,098
		$95,006	$52,866	$55,749
1	Includes incremental co-investment capital
2	Represents interests held by 51%-owned Brookfield Properties
3	Comprised of four funds with ownership interests ranging from 20% to 25%
4	Represents direct interests plus pro rata share of indirect interests held by 40%-owned Brookfield Infrastructure Partners
5	Represents interests held by 58%-owned Brookfield Homes

Brookfield Asset Management  |  Q2 /2008 INTERIM REPORT         47

Consolidated Financial Statements

CONSOLIDATED BALANCE SHEETS	(UNAUDITED)
(MILLIONS)	June 30 2008	December 31 2007
Assets
Cash and cash equivalents	$1,532	$1,561
Financial assets	1,467	1,529
Investments	1,033	1,352
Accounts receivable and other	7,534	7,327
Intangible assets	1,935	1,773
Goodwill	2,017	1,528
Operating assets
Property, plant and equipment	39,989	37,790
Securities	1,821	1,828
Loans and notes receivable	2,258	909
	$59,586	$55,597
Liabilities and shareholders’ equity
Corporate borrowings	$2,396	$2,048
Non-recourse borrowings
Property-specific mortgages	22,152	21,644
Subsidiary borrowings	8,714	7,463
Accounts payable and other liabilities	10,576	10,055
Intangible liabilities	1,036	1,047
Capital securities	1,681	1,570
Non-controlling interests in net assets	5,877	4,256
Shareholders’ equity
Preferred equity	870	870
Common equity	6,284	6,644
	$59,586	$55,597

On behalf of the Board:

Robert J. Harding, FCA, Director	Marcel R. Coutu, Director

48        Brookfield Asset Management  |  Q2 /2008 INTERIM REPORT

CONSOLIDATED STATEMENTS OF INCOME

UNAUDITED	Three Months Ended June 30		Six Months Ended June 30
MILLIONS, EXCEPT PER SHARE AMOUNTS	2008	2007	2008	2007
Total revenues	$3,436	$2,125	$6,646	$3,966
Fees earned	113	95	227	227
Revenues less direct operating costs
Commercial properties	427	396	848	784
Power generation	264	170	515	358
Infrastructure	44	114	92	203
Development and other properties	119	117	183	263
Specialty funds	119	59	223	121
	1,086	951	2,088	1,956
Investment and other income	142	143	454	272
	1,228	1,094	2,542	2,228
Expenses
Interest	475	424	1,002	822
Asset management and other operating costs	148	105	313	215
Current income taxes	21	26	38	46
Non-controlling interests in net income before the following	212	204	380	409
	372	335	809	736
Other items
Equity accounted loss from investments	(15)	(29)	(28)	(68)
Depreciation and amortization	(328)	(267)	(642)	(490)
Provisions and other	(46)	11	(109)	16
Future income taxes	3	(69)	21	(134)
Non-controlling interests in the foregoing items	124	172	256	288
Net income	$110	$153	$307	$348
Net income per common share
Diluted	$0.17	$0.24	$0.48	$0.55
Basic	$0.17	$0.25	$0.49	$0.57

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CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

UNAUDITED	Three Months Ended June 30		Six Months Ended June 30
(MILLIONS)	2008	2007	2008	2007
Retained earnings, beginning of period	$4,397	$4,634	$4,867	$4,222
Change in accounting policy	—	—	(4)	292
Net income	110	153	307	348
Preferred equity issue cost	—	(6)	—	(6)
Shareholder distributions – preferred equity	(12)	(10)	(24)	(19)
– common equity	(76)	(67)	(690)	(129)
Amount paid in excess of book value of common shares purchased for cancellation	(14)	(8)	(51)	(12)
	$4,405	$4,696	$4,405	$4,696

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

UNAUDITED	Three Months Ended June 30		Six Months Ended June 30
(MILLIONS)	2008	2007	2008	2007
Net income	$110	$153	$307	$348
Other comprehensive income (loss)
Foreign currency translation	174	114	269	178
Available-for-sale securities	(74)	61	(103)	99
Derivative instruments designated as cash flow hedges	6	37	(92)	(1)
Future income taxes on above items	8	(10)	40	(7)
	114	202	114	269
Comprehensive income	$224	$355	$421	$617

CONSOLIDATED STATEMENTS OF ACCUMULATED OTHER COMPREHENSIVE INCOME

UNAUDITED	Three Months Ended June 30		Six Months Ended June 30
(MILLIONS)	2008	2007	2008	2007
Balance, beginning of period	$445	$210	$445	$—
Transition adjustment – January 1, 2007	—	—	—	143
Other comprehensive income	114	202	114	269
Balance, end of period	$559	$412	$559	$412

50        Brookfield Asset Management  |  Q2 /2008 INTERIM REPORT

CONSOLIDATED STATEMENTS OF CASH FLOWS

UNAUDITED	Three Months Ended June 30		Six Months Ended June 30
(MILLIONS)	2008	2007	2008	2007
Operating activities
Net income	$110	$153	$307	$348
Adjusted for the following non-cash items
Depreciation and amortization	328	267	642	490
Future income taxes and other provisions	43	58	88	118
Non-controlling interest in non-cash items	(124)	(172)	(256)	(288)
Equity accounted loss and dividends received from investments	21	34	40	78
	378	340	821	746
Net change in non-cash working capital balances and other	(35)	(165)	(127)	(317)
Undistributed non-controlling interests in cash flows	157	156	275	289
	500	331	969	718
Financing activities
Corporate borrowings, net of repayments	(35)	356	358	355
Property-specific mortgages, net of repayments	155	1,073	(58)	888
Other debt of subsidiaries, net of repayments	112	324	119	294
Capital provided by non-controlling interests	81	61	155	145
Corporate capital securities issuance (redemption)	143	—	143	(107)
Corporate preferred equity issuance	—	181	—	181
Common shares and equivalents issued (net of repurchases)	6	4	(50)	2
Common shares of subsidiaries (repurchased) net of issuances	(9)	(24)	(11)	(21)
Shareholder distributions	(88)	(77)	(169)	(148)
	365	1,898	487	1,589
Investing activities
Investment in or sale of operating assets, net
Commercial properties	(4)	(238)	(197)	(338)
Power generation	(281)	(110)	(385)	(165)
Infrastructure	(68)	(1,618)	(78)	(1,631)
Development and other properties	(528)	(27)	(547)	144
Securities and loans	112	(65)	11	(128)
Financial assets	(1)	(46)	(40)	(34)
Investments	(71)	(10)	(194)	(13)
Other property, plant and equipment	(54)	(1)	(55)	(11)
	(900)	(2,115)	(1,485)	(2,176)
Cash and cash equivalents
Increase (Decrease)	(35)	114	(29)	131
Balance, beginning of period	1,567	1,221	1,561	1,204
Balance, end of period	$1,532	$1,335	$1,532	$1,335

Brookfield Asset Management  |  Q2 /2008 INTERIM REPORT         51

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – UNAUDITED

The interim financial statements should be read in conjunction with the most recently issued Annual Report of Brookfield Asset Management Inc. (the “company”), which includes information necessary or useful to understanding the company’s businesses and financial statement presentation. In particular, the company’s significant accounting policies and practices were presented as Note 1 to the Consolidated Financial Statements included in that Report, and have been consistently applied in the preparation of these interim financial statements, except as described within Note 1 below.

The interim financial statements are unaudited. Financial information in this Report reflects any adjustments (consisting of normal recurring adjustments) that are, in the opinion of management, necessary to a fair statement of results for the interim periods in accordance with Canadian generally accepted accounting principles (“GAAP”).

The results reported in these interim consolidated financial statements should not be regarded as necessarily indicative of results that may be expected for the entire year. Certain prior period amounts have been reclassified to conform to the current period’s presentation.

1.	CHANGES IN ACCOUNTING POLICIES

Financial Instruments – Disclosures and Presentation

On December 1, 2006, the Canadian Institute of Chartered Accountants (“CICA”) issued two new accounting standards, Section 3862, Financial Instruments – Disclosures and Section 3863, Financial Instruments – Presentation. These standards replace Section 3861, Financial Instruments – Disclosure and Presentation and enhance the disclosure of the nature and extent of risks arising from financial instruments and how the entity manages those risks. These new standards became effective for the company on January 1, 2008, refer to Note 7.

Capital Disclosures

On December 1, 2006, the CICA issued Section 1535, Capital Disclosures. Section 1535 requires the disclosure of: (i) an entity’s objectives, policies and process for managing capital; (ii) quantitative data about an entity’s managed capital; (iii) whether an entity has complied with capital requirements; and (iv) if an entity has not complied with such capital requirements, the consequences of such non-compliance. This new standard became effective for the company on January 1, 2008, refer to Note 8.

Inventories

In June 2007, the CICA issued Section 3031, Inventories, replacing Section 3030, Inventories. This standard provides guidance on the determination of the cost of inventories and the subsequent recognition as an expense, including any write-down to net relizable value. This new standard became effective for the company on January 1, 2008. The impact of adopting this new standard was a $4 million reduction of opening retained earnings.

2.	FUTURE ACCOUNTING POLICY

Goodwill and Intangible Assets

In February 2008, the CICA issued Handbook Section 3064, Goodwill and Intangible Assets, replacing Handbook Sections 3062, Goodwill and Other Intangible Assets and 3450, Research and Development Costs. Various changes have been made to other sections of the CICA Handbook for consistency purposes. The new section will be applicable to the financial statements relating to fiscal years beginning January 1, 2009. It establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition of intangible assets by profit-oriented enterprises. The company is currently evaluating the impact of Section 3064 on its financial statements.

52        Brookfield Asset Management  |  Q2 /2008 INTERIM REPORT

3.	GUARANTEES AND COMMITMENTS

In the normal course of operations, the company and its consolidated subsidiaries execute agreements that provide for indemnification and guarantees to third parties in transactions such as business dispositions, business acquisitions, sales of assets, sales of services, securitization agreements, and underwriting and agency agreements. The company has also agreed to indemnify its directors and certain of its officers and employees. The nature of substantially all of the indemnification undertakings prevents the company from making a reasonable estimate of the maximum potential amount it could be required to pay third parties as the agreements do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, neither the company nor its consolidated subsidiaries have made significant payments under such indemnification agreements.

4.	PROPERTY, PLANT AND EQUIPMENT

(MILLIONS)	June 30 2008	December 31 2007
Commercial properties	$21,102	$20,984
Power generation	5,675	5,137
Infrastructure	2,996	3,046
Development and other properties	9,175	7,573
Other plant and equipment	1,041	1,050
	$39,989	$37,790

5.	COMMON EQUITY

The company is authorized to issue an unlimited number of Class A Limited Voting Shares (“Class A common shares”) and 85,120 Class B Limited Voting Shares (“Class B common shares”), together referred to as common shares.

The company’s common shareholders’ equity is comprised of the following:

(MILLIONS)	June 30 2008	December 31 2007
Class A and B common shares	$1,276	$1,275
Contributed surplus	44	57
Retained earnings	4,405	4,867
Accumulated other comprehensive income	559	445
Common equity	$6,284	$6,644
NUMBER OF SHARES
Class A common shares	583,757,654	583,527,581
Class B common shares	85,120	85,120
	583,842,774	583,612,701
Unexercised options	27,852,614	27,344,215
Total diluted common shares	611,695,388	610,956,916

The holders of Class A common shares and Class B common shares rank on parity with each other with respect to the payment of dividends and the return of capital on the liquidation, dissolution or winding up of the company or any other distribution of the assets of the company among its shareholders for the purpose of winding up its affairs. With respect to the Class A and Class B

Brookfield Asset Management  |  Q2 /2008 INTERIM REPORT         53

common shares, there are no dilutive factors, material or otherwise, that would result in different diluted earnings per share. This relationship holds true irrespective of the number of dilutive instruments issued in either one of the respective classes of common stock, as both classes of common shares participate equally, on a pro rata basis in the dividends, earnings and net assets of the company, whether taken before or after dilutive instruments, regardless of which class of common shares is diluted.

6.	STOCK-BASED COMPENSATION

The company and its consolidated subsidiaries account for stock options using the fair value method. Under the fair value method, compensation expense for stock options that are direct awards of stock is measured at fair value at the grant date using an option pricing model and recognized over the vesting period. Options issued under the company’s Management Share Option Plan (“MSOP”) vest proportionately over five years and expire ten years after the grant date. The exercise price is equal to the market price at the close of business on the day prior to the grant date.

During the six months ended June 30 of 2008, the company granted 3.6 million stock options at an average exercise price of $31.50 (C$31.62) per share, which was equal to the market price at the close of business on the day prior to the grant date. The compensation expense was calculated using the Black-Scholes method of valuation, assuming a 7.5 year term, 27% volatility, a weighted average expected dividend yield of 1.7% annually and an interest rate of 3.9%.

7.	RISK MANAGEMENT

The company is exposed to the following risks as a result of holding financial instruments: market risk (i.e. interest rate risk, currency risk and other price risks that impact the fair values of financial instruments); credit risk; and liquidity risk. The following is a description of these risks and how they are managed:

a) Market risk

Market risk is defined for these purposes as the risk that the fair value or future cash flows of a financial instrument held by the company will fluctuate because of changes in market prices. Market risk includes the risk of changes in interest rates, currency exchange rates and changes in market prices due to factors other than interest rates or currency exchange rate such as equity prices, commodity prices or credit spreads.

The company endeavours to maintain a matched position in respect of the book values of foreign currency assets and liabilities and the impact of changes in interest rates on net income from floating rate assets and liabilities. This is achieved by funding assets with financial liabilities in the same currency and with similar interest rate characteristics and holding financial contracts such as interest rate and foreign exchange derivatives to minimize residual exposures. Unmatched positions are carried from time to time within predetermined limits, principally to reduce borrowing costs or when hedging is impractical or uneconomic. Financial instruments held by the company that are subject to market risk include securities and loans receivable, borrowings, and derivative instruments such as interest rate, currency, equity and commodity contracts. The categories of financial instruments that can potentially give rise to significant variability are described in the following paragraphs.

Interest rate risk

The observable impacts on the fair values and future cash flows of financial instruments that can be directly attributable to interest rate risk include changes in the net income from financial instruments whose cash flows are determined with reference to floating interest rates and changes in the value of financial instruments whose cash flows are fixed in nature.

The company’s assets largely consist of long duration interest sensitive physical assets. Accordingly, the company’s financial liabilities consist primarily of long-term fixed rate debt or floating rate debt that has been swapped to fixed rates with interest rate derivatives. These financial liabilities are, with few exceptions, recorded at their amortized cost. The company also holds interest rate caps to limit its exposure to increases in interest rates on floating rate debt that has not been swapped and hold interest rate contracts to lock in fixed rates on anticipated future debt issuances and as an economic hedge against the values of long duration interest sensitive physical assets that have not been otherwise matched with fixed rate debt.

The result of a 50 basis point increase in interest rates on the company’s net floating rate assets and liabilities would have resulted in a corresponding decrease in net income before tax of $25 million on an annualized basis.

54        Brookfield Asset Management  |  Q2 /2008 INTERIM REPORT

Changes in the value of held-for-trading interest rate contracts are recorded in net income and changes in the value of contracts that are elected for hedge accounting together with changes in the value of available-for-sale financial instruments are recorded in other comprehensive income together with the change in the value of the item being hedged. The impact of a 10 basis point parallel increase in the yield curve on the aforementioned financial instruments is estimated to have resulted in a corresponding increase in net income of $8 million and a decrease in other comprehensive income of $3 million, before tax as at June 30, 2008.

Currency risk

Changes in currency rates will impact the carrying value of financial instruments denominated in currencies other than the U.S. dollar in addition to any changes in the value of the financial instruments in the relevant foreign currency due to other risks. Note 1(b) to the Consolidated Financial Statements of the company for the year ended December 31, 2007 describes the accounting policy for reporting currency.

The company holds financial instruments with net unmatched exposures in several currencies, changes in the translated value of which are recorded in net income. The impact of a 1% increase in the U.S. dollar against these currencies would result in a $26 million decrease in the value of these positions on a combined basis, and a decrease of not more than $13 million in respect of any individual currency. The impact on cash flows from financial instruments would be insignificant. The company holds financial instruments to hedge the net investment in self-sustaining operations whose functional and reporting currencies are other than the U.S. dollar. A 1% increase in the U.S. dollar would increase the value of these hedging instruments by $11 million as at June 30, 2008, which would be recorded in other comprehensive income and offset by changes in the U.S. dollar carrying value of the net investment being hedged.

Other price risk

Other price risk is the risk of variability in fair value due to movements in equity prices or other market prices such as commodity prices and credit spreads.

Financial instruments held by the company that are exposed to equity price risk include equity securities, equity derivatives and debentures issued by the company that are exchangeable into equity securities. A 5% increase in the market price of equity securities and equity derivatives held by the company would increase net income by $6 million and increase other comprehensive income by $8 million, prior to taxes. A 5% increase in the market price of equity securities into which debentures can be exchanged decreases pre-tax net income by $3 million, although the company does not recognize any offsetting increase in the value of the securities held because they are not carried at fair value. The company’s liability in respect of equity compensation arrangements are subject to variability based on changes in the company’s underlying common share price. The company holds equity derivatives to hedge almost all of the variability. A 5% change in the common equity price of the company in respect of compensation agreements would increase the compensation liability and compensation expense by $26 million. This increase is offset by a $28 million change in value of the associated equity derivatives of which $26 million would offset the above mentioned increase in compensation expense and the remaining $2 million would be recorded in other comprehensive income.

The company sells power and generation capacity under long-term agreements or financial contracts to stabilize future revenues. Certain of the contracts are considered financial instruments and are recorded at fair value in the financial statements, with changes in value being recorded in either net income or other comprehensive income. A 5% increase in energy prices will increase the liability associated with these arrangements by $50 million, and will decrease net income for the three months ended June 30, 2008 by approximately $37 million and other comprehensive income by $13 million, prior to taxes. The corresponding increase in the value of the revenue or capacity being contracted, however, is not recorded in net income until subsequent periods.

The company held credit default swap contracts with an aggregate notional of $3.8 billion at June 30, 2008. The company is exposed to changes in the credit spread of the contracts’ underlying reference asset. A 10 basis point increase in the underlying credit spreads would increase net income by $15 million for the three months ended June 30, 2008, prior to taxes.

b) Credit risk

Credit risk is the risk of loss due to the failure of a borrower or counterparty to fulfill its contractual obligations. The company’s exposure to credit risk in respect of financial instruments relates primarily to counterparty obligations regarding derivative contracts, loans receivable and credit investments such as bonds and preferred shares.

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The company assesses the credit worthiness of each counterparty before entering into contracts and ensures that counterparties meet minimum credit quality requirements. Management evaluates and monitors counterparty credit risk for derivative financial instruments and endeavours to minimize counterparty credit risk through diversification, collateral arrangements, and other credit risk mitigation techniques. The credit risk of derivative financial instruments is limited to the positive fair value of the instruments which tends to be a relatively small proportion of the notional value. Substantially all of the company’s derivative financial instruments involve counterparties that are banks or other financial institutions in North America, the United Kingdom and Australia with high credit ratings from international credit rating agencies. The company does not expect to incur credit losses in respect of any of these counterparties. The maximum exposure in respect of loans receivables and credit investments is equal to the carrying value.

c) Liquidity risk

Liquidity risk is the risk that the company cannot meet a demand for cash or fund an obligation as it comes due. Liquidity risk also includes the risk of not being able to liquidate assets in a timely manner at a reasonable price.

To ensure the company is able to react to investment opportunities quickly and on a value basis, the company maintains a high level of liquidity at the corporate level. The primary source of liquidity consists of cash and financial assets, net of deposits and other associated liabilities, and undrawn committed credit facilities.

The company is subject to the risks associated with debt financing, including the ability to refinance indebtedness at maturity. These risks are mitigated through the use of long-term debt secured by high quality assets, maintaining debt levels that are in management’s opinion relatively conservative, and by diversifying maturities over an extended period of time.

8.	CAPITAL MANAGEMENT

The capital of the company consists of the components of shareholders’ equity in the company’s consolidated balance sheet (i.e. common and preferred equity) as well as the company’s capital securities, which consist of preferred shares that are convertible into common shares at the option of either the holder or the company. As at June 30, 2008, these items totalled $7.8 billion on a book value basis (December 31, 2007 – $8.0 billion) and $22.0 billion based on the company’s market capitalization (December 31, 2007 – $23.6 billion).

The company’s objectives when managing this capital is to maintain an appropriate balance between holding a sufficient amount of capital to support its operations, which includes maintaining investment grade ratings at the corporate level, and providing shareholders with a prudent amount of leverage to enhance returns. Corporate leverage, which consists of corporate debt as well as subsidiary debt that is guaranteed by the Corporation or is otherwise considered corporate in nature, totalled $3.1 billion at June 30, 2008 (December 31, 2007 – $2.8 billion). The company monitors its capital base and leverage primarily in the context of its deconsolidated debt-to-total capitalization ratios. The ratio as at June 30, 2008 was 26%, which is within the company’s target of between 20% and 30% on a book value basis. The ratio is 12% based on the company’s market capitalization on that same date.

The consolidated capitalization of the company includes the capital and financial obligations of consolidated entities, including long-term property specific financings, subsidiary borrowings, capital securities as well as common and preferred equity and partnership capital issued to other investors in these entities. The capital in these entities is managed at the entity level with oversight by management of the Corporation. The capital is typically managed with the objective of maintaining investment grade levels in most circumstances and is, except in very limited and carefully managed circumstances, without any recourse to the Corporation. Management of the Corporation also takes into consideration capital requirements of consolidated and non-consolidated entities that it has interests in when considering the appropriate level of capital and liquidity on a deconsolidated basis.

The Corporation is subject to limited covenants in respect of its corporate debt and is in full compliance with all such covenants as at June 30, 2008. The company and its consolidated entities are also in compliance with all covenants and other capital requirements arising from regulatory or contractual obligations of material consequence to the Corporation.

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9.	SEGMENTED AND OTHER INFORMATION

Revenue and assets by geographic segments are as follows:

	Three Months Ended	Three Months Ended	Six Months Ended	Six Months Ended
(UNAUDITED )	June 30, 2008	June 30, 2007	June 30, 2008	June 30, 2007	June 30, 2008	Dec. 31, 2007
(MILLIONS)	Revenue	Revenue	Revenue	Revenue	Assets	Assets
United States	$1,592	$1,033	$3,122	$1,957	$30,879	$27,156
Canada	641	868	1,310	1,532	10,323	12,248
International	1,203	224	2,214	477	18,384	16,193
	$3,436	$2,125	$6,646	$3,966	$59,586	$55,597

Revenue, net income and assets by reportable segments are as follows:

	Operations
	Three Months Ended June 30, 2008		Three Months Ended June 30, 2007		Six Months Ended June 30, 2008		Six Months Ended June 30, 2007		Assets
UNAUDITED (MILLIONS)	Revenue	Net Income	Revenue	Net Income	Revenue	Net Income	Revenue	Net Income	June 30, 2008	Dec. 31, 2007
Commercial properties	$742	$(24)	$570	$16	$1,457	$(9)	$1,118	$29	$24,878	$23,571
Power generation	362	32	271	35	701	110	525	93	7,502	7,106
Infrastructure	152	18	183	(1)	305	26	309	13	4,534	4,230
Development and other properties	1,084	71	389	35	1,918	63	715	96	12,337	12,115
Specialty Funds	599	74	455	65	1,151	112	757	165	4,440	2,676
Cash, financial assets and other	497	(61)	257	3	1,114	5	542	(48)	5,895	5,899
Total	$3,436	$110	$2,125	$153	$6,646	$307	$3,966	$348	$59,586	$55,597

Cash taxes paid for the six month period were $40 million (2007 – $52 million) and are included in other cash expenses. Cash interest paid totalled $991 million (2007 – $770 million).

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Shareholder Information

Shareholder Enquiries

Shareholder enquiries are welcomed and should be directed to Denis Couture, Senior Vice-President, Investor Relations, Corporate and International Affairs at 416-363-9491 or dcouture@brookfield.com. Alternatively shareholders may contact the company at its administrative head office:

Brookfield Asset Management Inc.

Suite 300, Brookfield Place, Box 762, 181 Bay Street

Toronto, Ontario  M5J 2T3

Telephone: 416-363-9491

Facsimile:  416-365-9642

Web Site:  www.brookfield.com

E-Mail:      inquiries@brookfield.com

Shareholder enquiries relating to dividends, address changes and share certificates should be directed to the company’s Transfer Agent:

CIBC Mellon Trust Company

P.O. Box 7010, Adelaide Street Postal Station

Toronto, Ontario  M5C 2W9

Telephone:416-643-5500 or

1-800-387-0825 (Toll free throughout North America)

Facsimile:  416-643-5501

Web Site:  www.cibcmellon.com

E-Mail:      inquiries@cibcmellon.com

Investor Relations and Communications

We are committed to informing our shareholders of our progress through a comprehensive communications program which includes publication of materials such as our annual report, quarterly interim reports and press releases for material information. We also maintain a web site that provides ready access to these materials, as well as statutory filings, stock and dividend information and other presentations.

Meeting with shareholders is an integral part of our communications program. Directors and management meet with Brookfield’s shareholders at our annual meeting and are available to respond to questions at any time. Management is also available to investment analysts, financial advisors and media to ensure that accurate information is available to investors. All materials distributed at any of these meetings are posted on the company’s web site.

The text of the company’s 2007 Annual Report is available in French on request from the company and is filed with and available through SEDAR at www.sedar.com.

Dividend Reinvestment Plan

Registered holders of Class A Common Shares who are resident in Canada may elect to receive their dividends in the form of newly issued Class A Common Shares at a price equal to the weighted average price at which the shares traded on the Toronto Stock Exchange during the five trading days immediately preceding the payment date of such dividends.

The Dividend Reinvestment Plan allows current shareholders to acquire additional shares in the company without payment of commissions. Further details on the Plan and a Participation Form can be obtained from our administrative head office, our transfer agent or from our web site.

Stock Exchange Listings

	Outstanding at June 30, 2008	Symbol	Stock Exchange
Class A Common Shares	583,757,654	BAM	New York
		BAM.A	Toronto
		BAMA	Euronext Amsterdam
Class A Preference Shares
Series 2	10,465,100	BAM.PR.B	Toronto
Series 4	2,800,000	BAM.PR.C	Toronto
Series 8	1,805,948	BAM.PR.E	Toronto
Series 9	2,194,052	BAM.PR.G	Toronto
Series 10	10,000,000	BAM.PR.H	Toronto
Series 11	4,032,401	BAM.PR.I	Toronto
Series 12	7,000,000	BAM.PR.J	Toronto
Series 13	9,999,000	BAM.PR.K	Toronto
Series 14	665,000	BAM.PR.L	Toronto
Series 17	8,000,000	BAM.PR.M	Toronto
Series 18	8,000,000	BAM.PR.N	Toronto
Series 21	6,000,000	BAM.PR.O	Toronto

Dividend Record and Payment Dates

	Record Date	Payment Date
Class A Common Shares [1]	First day of February, May, August and November	Last day of February, May, August and November
Class A Preference Shares [1]
Series 2, 4, 10, 11, 12, 13, 17, 18 and 21	15th day of March, June, September and December	Last day of March, June, September, and December
Series 8 and 14	Last day of each month	12th day of following month
Series 9	15th day of January, April, July and October	First day of February, May, August and November

1	All dividend payments are subject to declaration by the Board of Directors

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CORPORATE OFFICES	REGIONAL OFFICES

New York – United States	Sydney – Australia	London – United Kingdom	São Paulo – Brazil
Three World Financial Center 200 Vesey Street, 11th Floor New York, New York 10281-0221 T 212-417-7000 F 212-417-7196	Level 1 1 Kent Street Sydney, NSW 2000 T 62-2-9256-5000 F 62-2-9256-5001	40 Berkeley Square London W1J 5AL T 44 (0) 20-7659-3500 F 44 (0) 20-7659-3501	Brascan Century Plaza Rua Joaquim Floriano, 466 Edificio Corporate,10°Andar, Conjunto 1004 São Paulo, SP CEP: 04534-002 T 55 (11) 3707-6744 F 55 (11) 3707-6751

Toronto – Canada	Dubai – UAE	Hong Kong	Beijing – China
Brookfield Place, Suite 300 Bay Wellington Tower 181 Bay Street, Box 762 Toronto, Ontario M5J 2T3 T 416-363-9491 F 416-365-9642	Level 12, Al Attar Business Tower Sheikh Zayed Road T 971-4-3158-500 F 971-4-3158-600	Lippo Centre, Tower Two 26/F, 2601 89 Queensway T 852-2810-4538 F 852-2810-7083	Beijing Kerry Center North Tower, 3rd Floor 1 Guanghua Road Chao Yang District Beijing 100020 T 8610-8529-8858 F 8610-8529-8859

www.brookfield.com	NYSE / TSX / EURONEXT: BAM

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